Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of May 3, 2018

by and among

FVCBANKCORP, INC.

FVCBANK

and

COLOMBO BANK

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4.12	Fiduciary Activities	17
4.13	Intellectual Property; IT Systems; Privacy	17
4.14	Employee Relations	18
4.15	ERISA Plans	19
4.16	Contracts; Consents	20
4.17	Related Party Transactions	20
4.18	Loans	20
4.19	Deposits	21
4.20	Environmental Matters	21
4.21	Litigation and Other Proceedings	22
4.22	Absence of Undisclosed Liabilities	22
4.23	Compliance with Laws	22
4.24	Proxy Statement, Etc.	23
4.25	Anti-Takeover Provisions	24
4.26	Derivative Instruments	24
4.27	Tax Treatment	24
4.28	Fairness Opinion	24
4.29	Brokers and Finders	24
4.30	No Registration Rights	24
4.31	Regulatory Capitalization	24

ARTICLE V - CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

5.1	Forbearance by Colombo	25
5.2	Conduct of Business by Colombo	27
5.3	Approval of Colombo Shareholders	28
5.4	Conduct of Business by FVCbank	28

ARTICLE VI - ADDITIONAL AGREEMENTS

6.1	Access and Information	29
6.2	Registration Statement; Proxy Statement; Offering Materials; Applications: Cooperation	29
6.3	Notice of Actual or Threatened Breach	30
6.4	Current Information	30
6.5	Expenses	31
6.6	Filing with the SCC and SDAT	31
6.7	Miscellaneous Agreements and Consents	31
6.8	Press Releases and Public Disclosures	31
6.9	Bank Employees	32
6.10	D&O Indemnification	33
6.11	Acquisition Proposals	34
6.12	Prohibited Purchases or Sales	35
6.13	FVCB Board of Directors	35
6.14	Disclosure	35
6.15	Additional Actions	35

ARTICLE VII - CONDITIONS

7.1	Conditions to Each Party’s Obligation to Effect the Merger	35
7.2	Conditions to Obligation of FVCB and FVCbank to Effect the Merger	36
7.3	Conditions to Obligation of Colombo to Effect the Merger	37

ARTICLE VIII - TERMINATION, AMENDMENT AND WAIVER

8.1	Termination	38
8.2	Effect of Termination	38
8.3	Amendment	39
8.4	Waiver	39

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ARTICLE IX - GENERAL PROVISIONS

9.1	Investigation; Survival of Agreements	40
9.2	Notices	40
9.3	Material Adverse Change	41
9.4	“Knowledge” and “Belief”	41
9.5	Severability	41
9.6	Headings.	41
9.7	Attorneys’ Fees	41
9.8	Schedules and Exhibits	41
9.9	Miscellaneous	42

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), made as of this 3rd day of May, 2018, by and among FVCBankcorp, Inc. (“FVCB”), a corporation organized and existing under the laws of the Commonwealth of Virginia, FVCbank, a Virginia chartered commercial bank and the wholly owned subsidiary of FVCB (“FVCbank”), and Colombo Bank (“Colombo”), a commercial bank organized and existing under the laws of the State of Maryland.

WHEREAS, the respective Boards of Directors of FVCB, FVCbank and Colombo deem it advisable and in the best interests of their respective shareholders that FVCbank acquire Colombo through the merger of Colombo with and into FVCbank, on the terms, and subject to the conditions, set forth in this Agreement;

WHEREAS, the respective Boards of Directors of FVCbank and Colombo have each approved the merger of Colombo with and into FVCbank, upon the terms, and subject to the conditions, hereinafter set forth, including the Plan of Merger in substantially the form attached as Exhibit A hereto (the “Plan of Merger”);

WHEREAS, as a condition to the willingness of FVCB and FVCbank to enter into this Agreement, certain shareholders of Colombo have entered into Support Agreements (“Support Agreements”) substantially in the form attached here to as Exhibit B dated as of the date hereof pursuant to which each such shareholder has agreed among other things, to vote their Colombo Common Stock in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the Support Agreements; and

WHEREAS, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a plan of reorganization;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereafter set forth, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1.                            Merger. Subject to the terms and conditions hereafter set forth, Colombo shall be merged with and into FVCbank (the “Merger”) with FVCbank being the surviving institution (the “Successor Institution”), in accordance with the Plan of Merger and the applicable provisions of Title 6.2 of the Code of Virginia (the “VFIC”), the Virginia Stock Corporation Act (the “VSCA”), the Maryland General Corporation Law (the “MGCL”) and the Financial Institutions Article of the Maryland Code (the “MFIC”).

1.2.                            Name. The name of the Successor Institution shall be “FVCbank.”

1.3.                            Articles of Incorporation; Bylaws. (a) The Articles of Incorporation of FVCbank in effect at the Effective Time (defined in Section 1.6(b)) shall be the Articles of Incorporation of the Successor Institution.

(b)                                 The Bylaws of FVCbank in effect at the Effective Time shall be the Bylaws of the Successor Institution.

1.4.                            Board of Directors; Officers; Principal Office. (a) From and after the Effective Time, the directors of FVCbank at the Effective Time, together, subject to any required regulatory approvals, with Morton A. Bender, shall serve as the directors of the Successor Institution until their successors are duly appointed or elected.  Subject to Mr. Bender’s continued compliance with legal and regulatory requirements, FVCB agrees that in connection with the first annual meeting of shareholders of FVCB, or special meeting of shareholders of FVCB in lieu of an annual meeting, at which directors are to be elected, to be held after the Effective Time, it shall, nominate Mr. Bender for reelection to the board of directors and shall recommend to the shareholders of FVCB that they vote for his election as director of FVCbank. Subject to Mr. Bender’s continued compliance with legal and regulatory requirements, FVCbank agrees that it shall in connection with the first annual meeting of shareholders of FVCbank, special meeting of shareholders of FVCbank in lieu of an annual meeting at which directors are to be elected, or other presentation of nominees for election of directors in lieu of an annual meeting, to be held after the Effective Time, it shall nominate Mr. Bender for reelection to the board of directors of FVCbank, and FVCB agrees that it shall, in its capacity as sole shareholder of FVCbank, vote for the reelection of Mr. Bender as a director of FVCbank.

(b)                                 From and after the Effective Time, the officers of FVCbank at the Effective Time shall serve as the officers of the Successor Institution until their successors are duly appointed or elected.

(c)                                  From and after the Effective Time, the principal office of FVCbank, located at 11325 Random Hills Road, Fairfax, Virginia 22030, shall be the principal office of the Successor Institution.

1.5.                            Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the VSCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of Colombo shall cease and FVCbank as the Successor Institution shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Colombo, and shall be subject to, and be responsible for, all debts, liabilities, and obligations of Colombo, all without further act or deed, in accordance with the applicable provisions of the VSCA, the VFIC, the MGCL and the MFIC.

1.6.                            Closing; Effective Time. (a) The closing of the Merger (the “Closing”) shall occur at the principal offices of FVCbank, or at such other place designated by the parties in writing, at a time and on a date specified in writing by the parties, which date shall be on the earliest practicable business day, but not more than 30 days, after the receipt of all requisite approvals and authorizations of regulatory and governmental authorities, the expiration of all applicable waiting periods and the satisfaction or waiver of all conditions hereto. The date on which the Closing occurs is occasionally referred to herein as the “Closing Date.”

(b)                                 The Merger shall become effective at the later of (i) the filing of appropriate articles of merger with the Virginia State Corporation Commission (the “SCC”); (ii) the filing of the appropriate articles of merger with the Maryland State Department of Assessments and Taxation (“SDAT”); and (iii) the time set forth in said articles of merger (the “Effective Time”). Except as otherwise agreed in writing, the Effective Time shall be on the Closing Date.

1.7.                            Alternative Acquisition Structure. Notwithstanding any provision in this Agreement to the contrary, FVCB and FVCbank shall be permitted, in the exercise of their sole and absolute discretion, to restructure the method by which FVCB accomplishes the acquisition of Colombo as contemplated by this Agreement, including, without limitation, by providing for the merger of Colombo with and into a subsidiary of FVCbank or another subsidiary of FVCB provided, however, that each of FVCB and FVCbank agrees not to make any changes with respect to the acquisition of Colombo that will: (a) vary the form or amount of consideration paid to Colombo shareholders pursuant to Section 2.1 hereof; (b) require Colombo to resolicit shareholder approval of the Merger; (c) adversely affect the treatment of the Merger as a reorganization under Section 368(a) of the Code; or (d) be likely to materially delay or jeopardize receipt of any required regulatory approvals or impair or prevent the satisfaction of any conditions to Closing. Colombo agrees to execute or cause to be executed any amendments, agreements or further documentation reasonably required to effect such alternate structure.

ARTICLE II

CONSIDERATION AND CONVERSION OF SHARES

2.1.                            Conversion of Shares. (a) At the Effective Time, each of the outstanding shares of common stock, $0.01 par value per share, of Colombo (“Colombo Common Stock”) (excluding shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity) or by FVCB or FVCbank (other than in a fiduciary capacity) and Dissenting Shares (as hereinafter defined)), shall automatically, and without further action, be converted into, cancelled, and exchangeable for the right to receive a combination of: (i) the number of shares, rounded to six decimal places (the “Conversion Ratio”), of FVCB common stock $0.01 par value per share (the “FVCB Common Stock”), determined by dividing $0.043492 by the average of the closing price per share of FVCB Common Stock for the five trading days ending on and including the second trading day immediately prior to the Closing Date (the “Price Determination Period”) as reported on the OTCQX market, or if the FVCB Common Stock is listed for trading on the Nasdaq Stock Market LLC (“Nasdaq”) on Nasdaq (the “Average Closing Price”) (the “Stock Consideration”), and (ii) cash in an amount equal to $0.053157 per share of Colombo Common Stock (the “Cash Consideration”); provided, however, that any beneficial owner of Colombo Common Stock that would be entitled to receive fewer than 100 shares of FVCB Common Stock (“Odd Lot Holders”), shall, subject to the procedures hereinafter provided, be entitled to elect to receive only cash in exchange for such beneficial owner’s Colombo Common Stock, in an amount equal to $0.096649 per share of Colombo Common Stock (the “All Cash Consideration”). The Stock Consideration, the Cash Consideration and the All Cash Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(b), are referred to herein collectively as the “Merger Consideration.”

For purposes of illustration only, set forth below is the Merger Consideration issuable on a per share basis and in the aggregate, at a range of Average Closing Prices, and assuming no elections to receive All Cash Consideration are made.  The actual value of the Merger Consideration on a per share and an aggregate basis, and the number of shares issued, is subject to fluctuation based on the Average Closing Price, the number of eligible shares with respect which an All Cash Election is made, and the effects of rounding.  Nothing contained in the following table shall be deemed, construed or interpreted to ensure a Conversion Ratio within the range set forth below.

Average Closing Price	Exchange Ratio	Per Colombo Share Value of Stock Consideration	Per Colombo Share Value of Cash Consideration	Aggregate Value Stock Consideration	Aggregate Value Cash Consideration	Aggregate Transaction Value	Aggregate FVCB Shares Issued (Assuming no All Cash Elections)
$17.00	0.002558	0.043486	0.053157	$14,969,972	$18,299,195	$33,269,168	$880,587
$17.27	0.002518	0.043486	0.053157	$14,969,924	$18,299,195	$33,269,119	$866,817
$17.50	0.002485	0.043488	0.053157	$14,970,489	$18,299,195	$33,269,684	$855,456
$18.00	0.002416	0.043488	0.053157	$14,970,661	$18,299,195	$33,269,856	$831,703
$18.50	0.002351	0.043494	0.053157	$14,972,554	$18,299,195	$33,271,749	$809,327
$19.00	0.002289	0.043491	0.053157	$14,971,693	$18,299,195	$33,270,889	$787,984
$20.00	0.002175	0.043492	0.053157	$14,972,038	$18,299,195	$33,271,233	$748,602

(b)                                 No fractional shares of FVCB Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Colombo Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, based on the Average Closing Price, with any fraction of a cent being rounded to the nearest cent (with one-half cent being rounded upward).

(c)                                  The Conversion Ratio shall be proportionately adjusted in the event that the FVCB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares of FVCB Common Stock or any securities through a reorganization, reclassification, stock dividend, stock split, combination or subdivision or other like changes of the FVCB Common Stock the record date for which is after the date hereof but prior to the Effective Time. For the sake of clarity, no adjustment pursuant to this section shall be made as a result of any issuance for consideration approved by the Board of Directors of FVCB of shares of FVCB Common Stock, or the issuance of shares under any FVCB Stock Plan (as hereinafter defined).

(d)                                 All shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity), or by FVCB or FVCbank (other than in a fiduciary capacity), shall be cancelled and shall not be converted as provided in Section 2.1(a). Any such shares held by Colombo shall not be considered outstanding.

(e)                                  Each share of the common stock of FVCbank outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of common stock of FVCbank .

2.2.                            Election, Exchange Procedures. (a) FVCB shall appoint its transfer agent or, with the written consent of Colombo, which shall not be unreasonably withheld, another agent independent of and unaffiliated with FVCbank or Colombo, as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Colombo Common Stock for the Merger Consideration, and to receive elections, if any, by Odd Lot Holders to receive All Cash Consideration. At or prior to the Effective Time, FVCB shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Colombo Common Stock, for exchange in accordance with this Article II, or shall duly authorize and direct issuance by the Exchange Agent of: (i) certificates representing the shares of FVCB Common Stock, or evidences of uncertificated shares of FVCB Common Stock, that constitute the Stock Consideration; and (ii) an amount of cash necessary to satisfy the Cash Consideration, the All Cash Consideration and cash in lieu portion of the Merger Consideration.

(b)                                 As promptly as practicable, but in no event more than 7 business days, after the mailing of the Proxy Statement, FVCB shall cause the Exchange Agent to send an election form (the “Election Form”), in such form as FVCB and Colombo may agree, to each beneficial owner of Colombo Common Stock. The Election Form shall provide each such shareholder the opportunity to elect to receive the All Cash Consideration in the event that they are an Odd Lot Holder. Odd Lot Holders who make no election by the date of the Colombo Shareholder Meeting shall be deemed to have rejected the opportunity to elect the All Cash Consideration. Elections by holders of

Colombo Common Stock who shall be determined not be Odd Lot Holders based upon the Conversion Ratio shall be of no force or effect.

(c)                                  As promptly as practicable, but in no event more than 7 business days, after the Effective Time, FVCB shall cause the Exchange Agent to send to each holder of record of Colombo Common Stock immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent) for use in the exchange of such shares of Colombo Common Stock for the Merger Consideration. As promptly as possible after receipt of the letter of transmittal, and if not registered in book entry form, certificates formerly representing Colombo Common Stock, by the Exchange Agent, the Exchange Agent shall issue the Merger Consideration to which each former holder of Colombo Common Stock shall be entitled; provided, that if any former shareholder of Colombo shall be unable to surrender his or her Colombo Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Colombo Common Stock certificates from a former Colombo shareholder, the Exchange Agent shall issue such shareholder, in exchange therefore, one or more certificates representing the number of whole shares of FVCB Common Stock into which such holder’s shares of Colombo Common Stock have been converted, or at the election of FVCB, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of the Cash Consideration or All Cash Consideration and any cash in lieu of fractional shares of FVCB Common Stock. In the event of a dispute with respect to ownership of stock represented by any certificate, FVCB and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(d)                                 FVCB shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal.

(e)                                  All Colombo Common Stock certificates must be surrendered to the Exchange Agent within six months of the Effective Time. Any former shareholder of Colombo that shall not have properly surrendered his or her certificates within such period, shall thereafter look only to FVCB for the Merger Consideration deliverable in respect of such holders shares of Colombo Common Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding certificates for shares of Colombo Common Stock are not surrendered or the payment for them is not claimed on or before the day prior to the date on which such cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of FVCB (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Colombo Common Stock represented by any certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. FVCB and the Exchange Agent shall be entitled to rely upon the stock transfer books of Colombo to establish the identity of those persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Colombo Common Stock represented by any certificate, Colombo and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto. The shares of FVCB Common Stock that would otherwise have been issued to such shareholder may, at the option of FVCB, be sold and the net proceeds of such sale, together with the amount of cash into which any of such holder’s shares of Colombo Common Stock have been converted plus any cash in respect of fractional shares and any previously accrued dividends, shall be held by FVCB for such shareholder’s benefit in a non-interest bearing deposit account at FVCB or another depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the “FDIC”), chosen by FVCB in its discretion, and the sole right of such shareholder shall be the right to receive any certificates for FVCB Common Stock which have not been so sold, and to collect cash in such account, without interest. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of Colombo, without interest, upon proper surrender of his or her Common Stock certificates.

(f)                                   FVCB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Colombo Common Stock such amounts as FVCB or the Exchange Agent are required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Colombo Common Stock in respect of which such deduction and withholding was made by FVCB or the Exchange Agent.

(g)                                  All dollar amounts payable to any shareholder as a result of the payment of cash in lieu of fractional shares pursuant to Section 2.1(b) will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such shareholder’s name.

(h)                                 Following the Effective Time, certificates which formerly represented shares of Colombo Common Stock shall be deemed for all purposes to represent the number of whole shares of FVCB Common Stock into which they have been converted, and/or the right to receive the cash into which they have been converted, except that until exchanged in accordance with the provisions of this Section 2.2, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of FVCB Common Stock.

2.3.                            Plan of Reorganization.  It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a ‘Plan of Reorganization” as that term is used in Sections 354 and 361 of the Code.

2.4.                            Appraisal Rights. Notwithstanding anything to the contrary contained in this Agreement, each share of Colombo Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a holder who (i) shall have voted such shares against the Merger, and (ii) pursuant to Maryland Code Annotated, Fin. Inst. Section 3-718 et seq. (the “Dissenters’ Rights Statutes”), duly and validly exercises and perfects his, her or its appraisal rights with respect to such shares of Colombo Common Stock (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from FVCB of the appraised value of the Dissenting Shares in accordance with the provisions of the Dissenters’ Rights Statutes. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Colombo Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement. Colombo will provide FVCB and FVCbank (a) prompt notice of any written demands received by Colombo for appraisal of shares of Colombo Common Stock, attempted withdrawals of such demands and any other instruments served on and received by Colombo pursuant to Dissenters’ Rights Statutes, and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any demands for appraisal under Dissenters’ Rights Statutes. Colombo shall not, except with the prior written consent of FVCB and FVCbank, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, or approve any withdrawal of any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FVCB AND FVCBANK

Except as set forth in the disclosure schedule delivered by FVCB and FVCbank to Colombo prior to the date hereof (the “FVCB Disclosure Schedule”), FVCB and FVCbank represent and warrant to Colombo Bank as set forth below,  provided, that (a) the mere inclusion of an item in the FVCB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by FVCB or FVCbank that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a material adverse effect and (b) any disclosures made with respect to a section of this Article III shall be deemed to qualify (i) any other section of this Article III specifically referenced or cross-referenced and (ii) any other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections:

3.1.                            Organization, Authority and Minute Books. (a) FVCB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and has the corporate power and authority to own its properties and assets and to carry on its business as now being conducted and to enter into and carry out its obligations under this Agreement. FVCB is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition or results of operations, of FVCB and its subsidiaries, taken as a whole. FVCB has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, financial condition or result of operations of FVCB.

(b)                                 FVCbank is a commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and has the corporate power and authority to own its properties and assets and to carry on its business, as now being conducted and to enter into and carry out its obligations under this Agreement. FVCbank is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition or results of operations, of FVCbank. FVCbank has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, assets, financial condition or result of operations of FVCbank. The deposits of FVCbank are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC and all premiums and assessments required to be paid in connection therewith have been paid when due and no proceeding for the termination of such insurance is pending or to FVCbank’s knowledge threatened. FVCbank received a rating of “Satisfactory” in its most recent examination under the Community Reinvestment Act.

(c)                                  The minute books of FVCB and FVCbank made available to Colombo contain records of meetings held by, and other corporate or similar actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, during the period covered by such minute books, which records are complete and accurate in all material respects.

3.2.                            Capitalization. (a) As of the date hereof, the authorized capital stock of FVCB consists of 20,000,000 shares of common stock, par value $0.01 per share, of which 10,980,707 shares are issued and outstanding, and 1,000,000 of undesignated preferred stock, $0.01 par value per shares of which no shares are issued or outstanding. Additionally, an aggregate of 2,255,628 shares of FVCB Common Stock are reserved for issuance pursuant to FVCB’s Amended and Restated 2008 Stock Plan (the “FVCB 2008 Stock Plan”) and the 1st Commonwealth Bank of Virginia 2009 Stock Option Plan, assumed by FVCB (the “1st Commonwealth Plan” and together with the FVCB 2008 Stock Plan, the “FVCB Stock Plans”). As of the date hereof, there are no other shares of capital stock or other equity securities of FVCB outstanding and no other outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity security of FVCB, or contracts, commitments, understandings, or arrangements by which FVCB was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security, other than the potential sale of additional shares of FVCB stock contemplated by Section 3.22 and Section 7.1(f).

(b)                                 All of the outstanding shares of FVCB Common Stock are duly authorized and validly issued shares of FVCB Common Stock, and are fully paid and nonassessable.  When issued in accordance with the provisions of this Agreement, all of the shares of FVCB Common Stock to be issued as Merger Consideration in exchange for shares of Colombo Common Stock will be duly authorized and validly issued shares of FVCB Common Stock and will be fully paid and nonassessable.  No shares of FVCB Common Stock have been, and none of the shares of FVCB Common Stock to be issued in exchange for shares of Colombo Common Stock will be, issued in violation of the preemptive or preferential rights of any holder of FVCB capital stock. FVCB has reserved a sufficient number of shares of FVCB Common Stock for the purpose of issuing shares of FVCB Common Stock in accordance with the provisions of Article II hereof. All of the outstanding shares of FVCB Common Stock have been issued pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws, or pursuant to applicable exemptions from such registration or qualification.

(c)                                  As of the date hereof, the authorized capital stock of FVCbank consists of 10,000,000 shares of common stock, par value $5.00 per share, of which 6,490,400 shares are issued and outstanding, and 1,000,000 of undesignated preferred stock, $0.01 par value per shares of which no shares are issued or outstanding. FVCB directly owns all the shares of the outstanding capital stock of FVCbank.  No equity securities of FVCbank are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever, relative to, or concerning securities or rights convertible into, or exchangeable for, shares of any class of capital stock or other equity security of FVCbank, and there are no other contracts, commitments, understandings or arrangements by which FVCbank is bound to issue, or FVCB is bound to cause FVCbank to issue, additional shares of

FVCbank’s capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security. All of the shares of capital stock of FVCbank so owned by FVCB are fully paid and non-assessable and are owned by it free and clear of any claim, lien, encumbrance or agreement with respect thereto.

3.3.                            Authorization. (a) The execution, delivery and performance of this Agreement by FVCB and FVCbank and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of FVCB and FVCbank, and no other corporate proceedings on the part of FVCB or FVCbank are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to the approvals of government agencies having regulatory authority over FVCB and FVCbank or the Merger as may be required by statute or regulation, this Agreement is the valid and binding obligation of FVCB and FVCbank, enforceable against them in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors’ rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general equitable principles which may limit the enforcement of certain remedies.

(b)                                 Neither the execution, delivery and performance of this Agreement by FVCB and FVCbank, nor the consummation of the transactions contemplated hereby, nor compliance by FVCB and FVCbank with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of FVCB and FVCbank under any of the terms, conditions or provisions of: (x) the Articles of Incorporation or Association or Bylaws (or similar organizational and governing documents) of FVCB and FVCbank, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which FVCB or FVCbank is a party or by which either of them may be bound, or to which FVCB or FVCbank or any of its properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in the next paragraph, violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to FVCB or FVCbank or any of their properties or assets.

(c)                                  Other than in connection or in compliance with the applicable provisions of the VSCA, the VFIC, MGCL, MFIC, the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the Federal Deposit Insurance Act (the “FDIA”), the BHCA or any applicable federal or state banking statute or the regulations thereunder (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by FVCB and FVCbank of the transactions contemplated by this Agreement.

(d)                                 FVCB and FVCbank have no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which Colombo would deem unduly burdensome, or which would have an adverse impact on its capacity to consummate the transactions contemplated hereby.

3.4.                            Financial Statements. (a) The audited balance sheets of FVCB as of December 31, 2017 and 2016 and the related audited statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the two years ended December 31, 2017, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its consolidated results of operations, changes in shareholders’ equity and cash flows. The audited balance sheets of FVCB as of future dates and the related audited statements of operations, changes in shareholders’ equity and cash flows for the periods then ended, which may be provided by FVCB to Colombo subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its financial position as of such dates and its results of operations, changes in shareholders’ equity and cash flows for such periods. The unaudited interim financial statements which may be provided to Colombo subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, the consolidated financial position of FVCB at the dates and the consolidated results of operations changes in shareholders’ equity and cash flows of FVCB for the periods stated therein. Together, the audited and unaudited financial statements referred to in this Section 3.4 are referred to as the “FVCB Financial Statements.”

(b)                                 Without limitation of the foregoing, the allowances for loan losses reflected in the statements of financial condition included in the FVCB Financial Statements were calculated in accordance with GAAP; and no facts have subsequently come to the knowledge of FVCB which would cause it to restate in any material way the amount of the allowance for loan losses as of any such date.

(c)                                  Since December 31, 2014 (i) FVCB has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of FVCB, including but not limited to any complaint, allegation, assertion or claim that FVCB has engaged in any questionable accounting or auditing practice, or regarding any violation of the securities laws; and (ii) no attorney representing FVCB has reported to its Board of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by FVCB or its officers, directors, employees or agents.

The records, systems, controls, data and information of FVCB and its subsidiaries are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of FVCB or its accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below.  FVCB has established and maintains a system of internal control over financial reporting that pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of FVCB’s assets, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that FVCB’s receipts and expenditures are being made only in accordance with authorizations of FVCB’s management and Board of Directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of FVCB’s assets that could have a material effect on the financial statements. Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of FVCB’s financial reporting and the preparation of FVCB’s financial statements for external purposes in accordance with GAAP. FVCB has no knowledge of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a role in FVCB’s or FVCbank’s internal control over financial reporting. FVCB (A) has implemented and maintains disclosure controls and procedures reasonably designed and maintained to ensure that material information relating to FVCB is made known to the Chief Executive Officer and the Chief Financial Officer of FVCB by others within FVCB and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to FVCB’s outside auditors and the audit committee of FVCB’s Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect FVCB’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in FVCB’s internal controls over financial reporting.  These disclosures were made in writing by management to FVCB’s auditors and audit committee and a copy has previously been made available to Colombo. Such disclosure controls and procedures are effective for the purposes for which they were established. FVCB and the FVCbank are not subject to the Sarbanes-Oxley Act of 2002, as amended, and nothing contained in this Section 3.4(c) shall be construed as a representation that the internal accounting controls of FVCB and FVCbank are, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act of 2002, as amended, or Section 363.2(b)(3) of the FDIC’s regulations.

3.5                               Books of Account; Corporate Records. The books of account of FVCB and FVCbank are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of FVCB and FVCbank contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of FVCB and FVCbank, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder.

3.6.                            Regulatory Reports. (a) Since December 31, 2014, FVCB and FVCbank have timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with (i) the SEC, (ii) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (iii) the FDIC, and (iv) the SCC (all such reports and statements are collectively referred to herein as the “FVCB Reports”). As of their respective dates, the FVCB Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)                                 As of the date of this Agreement, FVCB is not currently required to file reports with the SEC or its primary federal banking regulator pursuant to Section 13 or 15(d) of the Exchange Act. FVCB is not aware of any form or manner of holding shares of FVCB Common Stock which is used primarily to circumvent the provisions of Section 12(g) or 15(d) of the Exchange Act. As of the date of this Agreement, FVCB has never filed a registration statement under the Securities Act or the Exchange Act, nor has it been required to do so.

(c)                                  Each prospectus, offering circular, private placement memorandum or other securities offering document used by FVCB in connection with the sale of FVCB Common Stock, and all other sales documentation relating thereto, did not contain any untrue or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.7.                            FVCB Subsidiaries. Other than FVCbank, FVCB does not currently have, and since its organization has not had, any subsidiaries, and FVCbank does not currently have, and since its organization has not had, any subsidiaries.

3.8.                            Absence of Material Adverse Changes. Since December 31, 2017, there has not been any change in the nature of the business, results of operations, assets, financial condition, method of accounting or accounting practice, or manner or conduct of the business of FVCB and FVCbank that has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition or results of operations of FVCB and FVCbank, taken as a whole, or on the ability of FVCB and FVCbank to consummate the transactions contemplated hereby.

3.9.                            Litigation and Other Proceedings. (a) Neither FVCB nor FVCbank is a party to any pending, or, to the knowledge of FVCB and FVCbank, threatened claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have a material adverse effect on the capacity of FVCB and FVCbank to consummate the transactions contemplated hereby or the financial condition, results of operations, business, or properties of FVCB and FVCbank, taken as a whole, and, to the knowledge of FVCB and FVCbank, there is no basis for any of the foregoing.

(b)                                 As of the date hereof, there is no material injunction, order, judgement or decree imposed upon FVCB or FVCbank or the assets of FVCB or FVCbank, and neither FVCB nor FVCbank has been advised of the threat of any such action, other than any such injunction, order, judgement or decree that is generally applicable to all persons or entities in businesses similar to that of FVCB and FVCbank.

3.10.                     Proxy Statement, Etc. None of the information supplied or to be supplied by and relating to, FVCB and FVCbank, for inclusion, or included, in (i) the Proxy Statement (as defined in Section 5.3 below) to be mailed to the shareholders of Colombo in connection with the Colombo Shareholder Meeting (as defined in Section 5.3 below), (ii) in the Offering Materials (as defined in Section 6.2(a) below); or (iii) any other documents to be filed with any regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents which FVCB is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

3.11.                     Tax Treatment. FVCB has not taken or agreed to take any action, or has knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

3.12.                     Taxes. (a) FVCB and FVCbank have duly and timely filed (taking into account permitted extensions), or will file, all federal, state, local and foreign Tax Returns (“FVCB Returns”) required by applicable law to be filed on or before the Effective Time (all such FVCB Returns being accurate and complete in all material respects), and have paid or have set up adequate reserves or accruals for the payment of all Taxes required to be paid in respect of the periods covered by such FVCB Returns, and will pay, or where payment is not yet due, will set up adequate reserves or accruals adequate in all material respects for the payment of all Taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Each of FVCB and FVCbank reasonably believes that it does not have, nor will it have any material liability for any such Taxes in excess of the amounts so paid or reserved or accruals so established. Neither of FVCB and FVCbank is delinquent in the payment of any material Tax, assessment or governmental charge and has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed.

(b)                                 No material deficiencies for any Tax, assessment or governmental charge have been assessed (tentatively or definitively) or, to FVCB’s and FVCbank’s knowledge, proposed or asserted, against FVCB or FVCbank which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any Tax, or waivers of the statutory period of limitation, are pending or have been granted, and FVCB and FVCbank do not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any Taxes.  No issue has been raised with FVCB or FVCbank by any federal, state, local or foreign taxing authority in connection with an audit or examination of the FVCB Returns, or the business or properties of FVCB and FVCbank which has not been settled, resolved and fully satisfied. No claim has ever been made by any taxing authority in a jurisdiction where FVCB or FVCbank do not file Tax Returns that FVCB or FVCbank is or may be subject to taxation by that jurisdiction.

(c)                                  Each of FVCB and FVCbank has withheld or collected from each payment made to its employees the amount of all Taxes (including but not limited to federal income taxes, Federal Insurance Contributions Act (“FICA”) taxes and federal unemployment taxes) required to be withheld or collected therefrom, and have paid the same to the proper tax officers or authorized depositories.

(d)                                 FVCB and FVCbank do not have any liability for the Taxes of any other person (including any former subsidiary of FVCB or FVCbank) under 26 CFR 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise, with respect to tax years ending after December 31, 2014.  Neither FVCB nor FVCbank is a party to or bound by any Tax sharing, allocation or indemnification agreements.

(e)                                  For the purpose of this Agreement, the term “Tax” shall mean (i) any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or add-on minimum, ad valorem, value added, transfer or excise tax, windfall profit, severance, production, stamp or environmental tax or (ii) any other charge in the nature of tax, together with any interest or penalty, addition to tax or additional amount imposed by any taxing authority or any governmental body, in each case whether disputed or not.

(f)                                   For the purposes of this Agreement, the term “Tax Return” shall mean any return, report or statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

3.13.                     Loans. (a) Each of the loans, including loans held for sale (“Loans”), of FVCbank: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such Loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general principles of equity which may limit the enforcement of certain remedies.

(b)                                 Each Loan of FVCbank was made in material compliance with the provisions of applicable law and regulation, including but not limited to the Real Estate Settlement Practices Act (“RESPA”), the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the regulations promulgated thereunder.

(c)                                  No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any Loan of FVCbank exists, and FVCB and FVCbank has no knowledge of any borrower’s inability to repay any of such Loans when due, whether or not such borrower is currently in default, except as reflected on FVCbank’s classified asset schedule. A copy of FVCbank’s classified asset schedule is included in Section 3.13(c) to the FVCB Disclosure Schedule.

3.14.                     Absence of Undisclosed Liabilities. Except as (i) reflected, noted and/or adequately reserved against in the FVCB Financial Statements as of December 31, 2017, and (ii) incurred since December 31, 2017 in the ordinary course of business consistent with past practice, neither FVCB nor FVCbank has any material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP.

3.15.                     Compliance with Laws. (a) Each of FVCB and FVCbank has all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of FVCB and FVCbank, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Each of FVCB and FVCbank is in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters, other than instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of FVCB and FVCbank, taken as a whole. None of FVCB and FVCbank is in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court, other than instances of default which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of FVCB and FVCbank, taken as a whole.

(b)                                 Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of FVCB or FVCbank which reasonably could be expected to have a material adverse effect on the business of FVCB and FVCbank, taken as a whole. None of FVCB and FVCbank is a party or subject to any order, decree, written agreement, memorandum of understanding or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority, and none of FVCB and FVCbank has been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

3.16                        Consents. Except for the approval by the requisite vote of holders of Colombo Common Stock, the governmental approvals referred to in Section 3.3 and as set forth in Section 3.16 to the FVCB Disclosure Schedule, no consent, permission, acquiescence, approval, or authorization of or by any third party is required to permit FVCB and FVCbank to consummate the transactions contemplated hereby.

3.17                        Environmental Matters. No environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance being or having been generated, used, stored, processed, disposed of, discharged at, or being or having been otherwise present, in violation of any local, state, or federal environmental statute, regulation, rule or ordinance, at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor’s right) or leased by FVCB or FVCbank, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by FVCbank, where such violation would reasonably be expected to have a material adverse effect on the value of the property to FVCB and FVCbank.  None of FVCB and FVCbank has received written notice of, nor to the knowledge of FVCB and FVCbank has FVCB or FVCbank received an overt threat of, any legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition on FVCB or FVCbank of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, and neither FVCB nor FVCbank is subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

3.18.                     Brokers and Finders. Except for the fee set forth in Section 3.18 of the FVCB Disclosure Schedule payable to Sandler O’Neill & Partners, L.P., neither FVCB, FVCbank, nor any of their respective officers, directors, employees or to the knowledge of FVCB, shareholders, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted, directly or indirectly, for FVCB or FVCbank, in connection with this Agreement or the transactions contemplated hereby.

3.19.                     Insurance. All policies of insurance maintained by FVCB and FVCbank are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which FVCB and FVCbank is engaged, and, except as would not cause a material adverse effect on FVCB and FVCbank, taken as a whole, are sufficient for compliance with all legal requirements and all agreements to which FVCB or FVCbank is a party. None of FVCB and FVCbank is in default with respect to any such policy which defaults are material to FVCB and FVCbank, taken as a whole.

3.20.                     Properties and Leases. Except as may be reflected in the FVCB Financial Statements, except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not material in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, FVCB and FVCbank has good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the balance sheet of FVCB as of December 31, 2017, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases pursuant to which each of FVCB and FVCbank, as lessee, leases real property, are valid and effective in accordance with their respective terms, and there is not, under any of such real property leases, any existing material default by FVCB or FVCbank or any event which with notice or lapse of time or both would constitute a material default by FVCB or FVCbank.

3.21.                     Regulatory Capitalization.  FVCbank is “well capitalized” as such term is defined in the applicable federal rules and regulations.

3.22                        Financial Ability.  FVCB will have available to it at the Effective Time, the financial ability to consummate the Merger and cash available to pay the Cash Consideration to stockholders of Colombo pursuant to the terms of this Agreement.  Prior to the Effective Time, FVCB shall have received at least $10.0 million in proceeds (i) from the sale of FVCB Common Stock, or, to the extent deemed necessary or appropriate by FVCB from a loan or the sale of debt securities of FVCB or FVCB preferred stock, or (ii) from one or more alternative sources of financing on terms and conditions that are reasonably acceptable to FVCB  (“Financing Commitment”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COLOMBO

Except as set forth in the disclosure schedule delivered by Colombo to FVCB and FVCbank prior to the date hereof (the “Colombo Disclosure Schedule”), Colombo represents and warrants to FVCB and FVCbank as set forth below,  provided, that (a) the mere inclusion of an item in the Colombo Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Colombo that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a material adverse effect and (b) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (i) any other section of this Article IV specifically referenced or cross-referenced and (ii) any other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections:

4.1.                            Organization, Authority and Minute Books. (a) Colombo is a commercial bank duly organized, validly existing and in good standing under the laws of the State of Maryland. Colombo has the corporate power and authority to own its properties and assets and to carry on its business as now being conducted and to enter into and carry out its obligations under this Agreement. Colombo is qualified to do business as a foreign corporation in each jurisdiction where such qualification is necessary, except where the failure to obtain such qualification would not have a material adverse effect on the business, operations, assets, financial condition or results of operations, of Colombo. Colombo has all necessary governmental authorizations to own or lease its properties and assets, and carry on its business as now being conducted, with the exception of those authorizations which the failure to obtain would not have a material adverse effect on the business, operations, assets, financial condition or result of operations of Colombo. The deposits of Colombo are insured to the applicable legal limits by the Deposit Insurance Fund of the FDIC and all premiums and assessments required to be paid in connection therewith have been paid when due and no proceeding for the termination of such insurance is pending or to Colombo’s knowledge threatened. Colombo received a rating of “Satisfactory” in its most recent examination under the Community Reinvestment Act.

(c)                                  The minute books of Colombo made available to FVCB and FVCbank contain records of meetings held by, and other corporate or similar actions of its shareholders and board of directors (including committees of the board of directors) or other governing body, during the period covered by such minute books, which records are complete and accurate in all material respects.

4.2.                            Subsidiaries. Colombo has one inactive subsidiary, 1600 E. Gude LLC. Since its organization, it has had no other subsidiaries.

4.3.                            Capitalization of Colombo. (a) As of the date hereof, the authorized capital stock of Colombo consists of 379,172,908 shares of Colombo Common Stock, par value $0.01 per share, of which 344,248,084 shares are issued and outstanding and 500,000 shares of undesignated preferred stock, of which no shares are issued or outstanding. There are no other shares of capital stock or other equity securities of Colombo outstanding. There are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of capital stock or other equity security of Colombo, or contracts, commitments, understandings, or arrangements by which Colombo was or may become bound to issue additional shares of its capital stock or other equity security or options, warrants, scrip, rights to purchase or acquire, or securities or rights convertible into or exchangeable for, any additional shares of its capital stock or other equity security.

(b)                                 All of the outstanding shares of Colombo Common Stock are duly authorized and validly issued, and are fully paid and nonassessable. No shares of Colombo Common Stock have been issued in violation of the preemptive or preferential rights of any holder of Colombo capital stock. To the best knowledge of Colombo, all of the outstanding shares of Colombo Common Stock have been issued pursuant to the then applicable regulations of the Office of Thrift Supervision, and pursuant to effective registrations or qualifications under applicable state securities or blue sky laws.

(c)                                  Each share of Colombo Common Stock is entitled to one vote on each matter submitted to the vote of shareholders of Colombo.  No holder of Colombo Common Stock has had the right to vote any shares of Colombo Common Stock restricted, limited or eliminated as a result of the operation of any provision of the articles or certificate of incorporation or bylaws of Colombo, or any provision of law, including any “antitakeover,” “fair price,” “moratorium,” “affiliate transaction”, “control share acquisition”, “scaled voting,” or similar laws or regulations (“Takeover Laws”).

4.4.                            Authorization. (a) The execution, delivery and performance of this Agreement by Colombo and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Colombo, and except for the approval by the shareholders of Colombo, no other corporate proceedings on the part of Colombo are necessary to authorize this Agreement and the transactions contemplated hereby. Subject to shareholder approval and the approvals of government agencies having regulatory authority over Colombo or the Merger as may be required by statute or regulation, this Agreement is a valid and binding obligation of Colombo enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or moratorium or other similar laws or equitable principles affecting creditors’ rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general equitable principles which may limit the enforcement of certain remedies.

(b)                                 Neither the execution, delivery and performance of this Agreement by Colombo, nor the consummation of the transactions contemplated hereby, nor compliance by Colombo with any of the provisions of this Agreement, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Colombo, or result in the creation in any person of a right to require Colombo to repurchase any asset from, or to reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, such person, or create any obligation of Colombo to do any of the foregoing, under the terms, conditions or provisions of: (x) its Articles of Incorporation or Bylaws or similar organizational or governing document, or (y) any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement (including any mortgage loan investor, purchase, sale or correspondent agreement) or other instrument or obligation to which Colombo is a party or may be bound, or to which Colombo or any of its properties or assets may be subject; or (ii) subject to compliance with the statutes and regulations referred to in Section 4.4(c), violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to Colombo.

(c)                                  Other than in connection or in compliance with the applicable provisions of the VSCA, the VFIC, MGCL, MFIC, the Securities Act, the Securities Exchange Act, the securities or blue sky laws of the various states and consents, authorizations, approvals or exemptions required under the FDIA, the BHCA or any applicable federal or state banking statute or the regulations thereunder (including those relating to mortgage banking, brokerage or lending activities), no notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation by Colombo of the transactions contemplated by this Agreement.

(d)                                 Colombo has no reason to believe that any required regulatory consent or approval will not be received or will be received with conditions or restrictions which would have a material adverse affect on Colombo or the value of the Merger to FVCB or FVCbank.

4.5.                            Colombo Financial Statements. (a) The (i) audited balance sheets of Colombo as of December 31, 2017 and 2016 and the related audited statements of operations, changes in shareholders’ equity, and cash flows for the two years ended December 31, 2017, have been prepared in accordance with GAAP applied on a consistent basis, and present fairly, in all material respects, its financial position and its results of operations, changes in shareholders’ equity and cash flows. The audited balance sheets of Colombo as of future dates and the related audited statements of operations, changes in shareholders’ equity and cash flows for the periods then ended, which may be provided by Colombo to FVCB and FVCbank subsequent to the date hereof, will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, its financial position as of such dates and its results of operations, changes in shareholders’ equity and cash flows for such periods. The unaudited interim financial statements which may be provided to FVCB and FVCbank subsequent to the date hereof will be prepared in accordance with GAAP applied on a consistent basis, and will present fairly, in all material respects, the financial position of Colombo at the dates, and the consolidated results of operations, changes in shareholders’ equity and cash flows of Colombo for the periods stated therein. Together, the audited and unaudited financial statements referred to in this Section 4.5 are referred to as the “Colombo Financial Statements.”

(b)                                 Without limitation of the foregoing, the allowances for loan losses reflected in the statements of financial condition included in the Colombo Financial Statements were calculated in accordance with GAAP; and no facts have subsequently come to the knowledge of Colombo which would cause it to restate in any material way the amount of the allowance for loan losses as of any such date. Colombo was not required under GAAP to establish a reserve for any contingency other than those included in the Colombo Financial Statements as of such dates.

(c)                                  Since December 31, 2014 (i) Colombo has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, written or oral, regarding the accounting or auditing practices, or internal procedures or accounting controls, methodologies or methods of Colombo, including but not limited to any complaint, allegation, assertion or claim that Colombo has engaged in any questionable accounting or auditing practice, or regarding any violation of the securities laws; and (ii) no attorney representing Colombo has reported to its Board of Directors, committee thereof, any member thereof or any executive officer, evidence of a material violation of the securities or banking laws, breach of fiduciary duty or similar violation by Colombo or any of its officers, directors, employees or agents.

The records, systems, controls, data and information of Colombo are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Colombo or its accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below.  Colombo  has established and maintains a system of internal control over financial reporting that pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of Colombo’s assets, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Colombo’s receipts and expenditures are being made only in accordance with authorizations of Colombo’s management and Board of Directors, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Colombo’s assets that could have a material effect on the financial statements. Such internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Colombo’s financial reporting and the preparation of Colombo’s financial statements for external purposes in accordance with GAAP. Colombo has no knowledge of (i) any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a role in Colombo’s internal control over financial reporting. Colombo (A) has implemented and maintains disclosure controls and procedures reasonably designed and maintained to ensure that material information relating to Colombo is made known to the Chief Executive Officer and the Chief Financial Officer of Colombo by others within Colombo and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Colombo’s outside auditors and the audit committee of Colombo’s Board (x) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Colombo’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Colombo’s internal controls over financial reporting.  These disclosures were made in writing by management to Colombo’s auditors and audit committee and a copy has previously been made available to FVCB. Such disclosure controls and procedures are effective for the purposes for which they were established. Colombo is not subject to the Sarbanes-Oxley Act of 2002, as amended, or Section 363.2(b)(3) of the FDIC regulations (12 CFR §363.5), and nothing contained in this Section 3.4(c) shall be construed as a representation that the internal accounting controls of Colombo is, or would be, in compliance in all respects with those required by the Sarbanes-Oxley Act of 2002, as amended, or Section 363.2(b)(3) of the FDIC’s regulations.

4.6.                            Books of Account; Corporate Records. The books of account of Colombo are maintained in compliance in all material respects with all applicable legal and accounting requirements. Not in limitation of the foregoing, the books and records of account of Colombo contain sufficient information, in reasonably accessible form and format, to enable it to conduct business in the ordinary course with respect to the assets and liabilities of Colombo, including but not limited to information which would enable it to make any required filings under the Bank Secrecy Act and regulations promulgated thereunder.

4.7.                            Colombo Reports.  (a) Since December 31, 2014, Colombo had filed, since that date has timely filed, and subsequent to the date hereof will timely file, all reports, registrations and statements, if any, together with any amendments required to be made with respect thereto, that were and are required to be filed with: (i) the SDAT; (ii) the FDIC; (iii) and the SEC (all such reports and statements are collectively referred to herein as the “Colombo Reports”). As of their respective dates, the Colombo Reports complied and will comply in all material respects with all the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)                                 As of December 31, 2015, 2016 and 2017, Colombo Common Stock was held by fewer than 2,000 holders of record, as calculated in accordance with Rule 12g5-1 promulgated under the Exchange Act. Colombo is not aware of any form or manner of holding shares of Colombo Common Stock which is used primarily to circumvent the provisions of Section 12(g) or 15(d) of the Exchange Act. Colombo is not currently required to file reports with the SEC or its primary federal banking regulator pursuant to Section 13 or 15(d) of the Exchange Act. To the best knowledge of Colombo, Colombo has never filed a registration statement under the Securities Act or the Exchange Act, or is or was required to do so.

(c)                                  Each registration statement, prospectus, offering circular, private placement memorandum or other securities offering document used by Colombo in connection with the sale of Colombo Common Stock, and all other sales documentation relating thereto, did not contain any untrue or misleading statement of a material fact, and did not omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.8.                            Absence of Material Adverse Changes. Since December 31, 2017, there has not been any change in the nature of the business, results of operations, assets, financial condition, method of accounting or accounting practice, or manner of conducting the business of Colombo that has had, or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo, or on the ability of Colombo  to consummate the transactions contemplated hereby.

4.9.                            Insurance. All policies of insurance maintained by Colombo, including the identity of the carrier, type of coverage, policy limits, expiration, and claims made within the past three (3) years, are set forth in Section 4.9 of the Colombo Disclosure Schedule. All such policies are in full force and effect and no notices of cancellation have been received in connection therewith. Such policies are in accordance with customary and reasonable practice in the banking industry in respect of amounts, types and risks insured, for the business in which Colombo is engaged, and, except as would not cause a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo, or on the ability of Colombo to consummate the transactions contemplated hereby, are sufficient for compliance with all legal requirements and all agreements to which Colombo is a party. Colombo is not in default with respect to any such policy which defaults are material to Colombo.

4.10.                     Properties, Leases and Other Agreements. Except as may be reflected in the Colombo Financial Statements, except for any lien for current taxes not yet delinquent, and except for imperfections of title, encumbrances and easements, if any, as are not material in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use of, such properties or assets, Colombo has good title, free and clear of any liens, claims, charges, options or other encumbrances, to all of the personal and real property reflected in the balance sheet of Colombo as of December 31, 2017, and all personal and real property acquired since such date, except such personal and real property as has been disposed of for fair value in the ordinary course of business. All leases pursuant to which Colombo, as lessee, leases real or personal property, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default by Colombo or any event which with notice or lapse of time or both would constitute a material default by Colombo. Section 4.10 of the Colombo Disclosure Schedule sets forth a complete list and brief description of all real estate owned or leased by Colombo (including real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any creditor’s right), all real estate subleases where Colombo is sublessor, and all personal property having a current book value in excess of $25,000 owned or leased by Colombo. Each item of real estate described in Section 4.10 of the Colombo Disclosure Schedule is in good repair and insurable at market rates; no notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the use or operation by Colombo of such property has been received by Colombo, and Colombo has no knowledge of any such violation; and there are no condemnation or similar proceedings pending or, to Colombo’s knowledge, threatened against any such property or any portion thereof.

4.11.                     Taxes. (a) Except as set forth on Section 4.11(a) of the Colombo Disclosure Schedule, Colombo has duly and timely filed (taking into account permitted extensions), or will file, all federal, state, local and foreign Tax Returns (“Colombo Returns”) required by applicable law to be filed on or before the Effective Time (all such Colombo Returns being accurate and complete in all material respects), and has paid or has set up adequate reserves or accruals for the payment of all Taxes required to be paid in respect of the periods covered by such Colombo Returns, and where payment is not yet due, will pay or will establish in accordance with GAAP adequate reserves or accruals adequate in all material respects for the payment of all material Taxes for any subsequent periods ending on or prior to the Effective Time or any portion of a subsequent period which includes the Effective Time and ends subsequent thereto. Colombo reasonably believes that it does not have and will not have any material liability for any such Taxes in excess of the amounts so paid or reserved or accruals so established. Colombo is not delinquent in the payment of any material Tax, assessment or governmental charge and has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed.

(b)                                 No material deficiencies for any Tax, assessment or governmental charge have been assessed (tentatively or definitively), or to Colombo’s knowledge, proposed or asserted, against Colombo  which have not been settled and paid and, as of the date of this Agreement, no requests for waivers of the time to assess any tax, or waivers of the statutory period of limitation, are pending or have been granted, and Colombo does not have in effect any currently effective power of attorney or authorization to any person to represent it in connection with any Taxes. No issue has been raised with Colombo by any federal, state, local or foreign taxing authority in connection with an audit or examination of the Colombo Returns, or the business or properties of Colombo which has not been settled, resolved and fully satisfied. No claim has ever been made by any taxing authority in a jurisdiction where Colombo does not file Tax Returns that Colombo is or may be subject to taxation by that jurisdiction.

(c)                                  There are no joint ventures, partnerships, limited liabilities companies, or other arrangements or contracts to which Colombo is a party and that could be treated as a partnership for federal income Tax purposes.

(d)                                 Colombo has not been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under applicable law with respect to taxes for any taxable period for which the statute of limitations has not expired.

(e)                                  Colombo has withheld or collected from each payment made to its employees the amount of all taxes (including but not limited to federal income Taxes, FICA Taxes and federal unemployment Taxes) required to be withheld or collected therefrom, and has paid the same to the proper tax officers or authorized depositories.

(f)                                   Colombo does not have any liability for the Taxes of any other person (including any former subsidiary of Colombo), under Treasury Regulation Section 1.1502-6 (or similar provision of federal, state or local law) as a successor, transferee, by contract or otherwise, and Colombo is not a party to or bound by any Tax sharing or allocation agreements.

(g)                                  Colombo will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any of the following that occurred or exists on or prior to the Effective Time: (a) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Effective Time, (b) an installment sale or open transaction disposition made on or prior to the Effective Time, (c) a prepaid amount received on or prior to the Effective Time, (d) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19, or (e) change in the accounting method of Colombo  pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality.

(h)                                 During the five  year period ending on the date hereof, Colombo was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(i)                                     Colombo has not participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j)                                    Colombo is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)                                 Colombo has delivered to FVCB and FVCbank true and complete copies of all income Tax Returns of Colombo for taxable periods ending on or after December 31, 2015.

(l)                                     Colombo does not have and has never had a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has Colombo otherwise taken steps that have exposed, or will expose Colombo to the taxing jurisdiction of a foreign country.

(m)                             Colombo has not obtained a private letter ruling or closing agreement from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(n)                                 The amounts set forth on Schedule 4.11(n) hereto accurately reflect the amount of Colombo’s estimated bad debt reserves as of the Closing Date.

(o)                                 Colombo has not requested, received or executed with any taxing authority any ruling or binding agreement which could have a material adverse effect in a post-Closing period on the business, operations, assets, financial condition or results of operations of Colombo, or on the ability of Colombo to consummate the transactions contemplated hereby.

4.12.                     Fiduciary Activities. Colombo is not directly or indirectly engaged in any fiduciary or custodial activities of the type which would require permission of the SCC for FVCbank to engage in.

4.13.                     Intellectual Property; IT Systems; Privacy. (a) Colombo owns or possesses the right, free of the claims of any third party, to use all material trademarks, service marks, trade names, copyrights, patents, and licenses currently used by them in the conduct of their respective businesses, each of which is described in Section 4.13 of the Colombo Disclosure Schedule. No material product or service offered and no material trademark, service mark, trade name, copyright, patent, and license or similar right used by Colombo infringed or infringes any rights of any other person, and, as of the date hereof, Colombo has not received written or oral notice of any claim of such infringement. Colombo is not, and as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will not be, in violation of any material licenses, sublicenses and other agreements as to which Colombo is a party and pursuant to which Colombo is authorized to use any third-party patents, trademarks, service marks, and copyrights, which violation would reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations, of Colombo.

(b)                                 All information technology and computer systems and services (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Colombo’s business (collectively, “Colombo IT Systems”) have been properly maintained, stored, operated and processed by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry (including strong passwords), to ensure proper operation, monitoring and use. The Colombo IT Systems are in material compliance with regulatory standards and guidelines as required by applicable Law. Colombo has commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard the Colombo IT Systems. The Colombo IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct Colombo’s business.

(c)                                  Colombo has not experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, cyber or security breach or other failure or deficiency of the Colombo IT Systems. Colombo has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business.

4.14.                     Employee Relations. (a) As of the date hereof, Colombo is in all material respects in compliance with all federal and state laws, regulations, and orders respecting employment and employment practices (including Title 7 of the Civil Rights Act of 1964), terms and conditions of employment, and wages and hours, and it is not engaged in any unfair labor practice, and there are no pending, or, to the knowledge of Colombo, threatened actions, suits or proceedings, administrative, arbitral, civil, criminal or otherwise, seeking to impose on Colombo, any penalty, or to recover any damages from Colombo or any person to whom it may be obligated to provide indemnification or defense, as a result of the violation or alleged violation of any of such employment related laws, regulations or orders, and, to the knowledge of Colombo, there is no basis for any of the foregoing. As of the date hereof, no dispute exists between Colombo and any of its employees or employee groups regarding employee organization, wages, hours, or conditions of employment which would materially interfere with the business or operations of Colombo. There are no pending or to the extent of Colombo’s  knowledge thereof, threatened, claims by or disputes of employees against Colombo (other than routine benefit claims made in the ordinary course), or by Colombo against any employee.  As of the date hereof, there are no labor or collective bargaining agreements (written or oral) binding upon Colombo or to which Colombo is a party, and, except as set forth in Section 4.14(b) of the Colombo Disclosure Schedule, no employment, severance, change in control or consulting agreements binding upon Colombo, or to which Colombo is a party. As of the date hereof, Colombo is not aware of any attempts to organize a collective bargaining unit to represent any of their respective employee groups.

(b)                                 (i) Section 4.14(b) of the Colombo Disclosure Schedule sets forth each employment contract, deferred compensation, non-competition, bonus, stock option, profit sharing, pension, supplemental income, retirement, change in control, severance, bonus, incentive and insurance agreement, arrangement or plan, and any other fringe benefit arrangement applicable to, any current and former employee and director of Colombo (the “Colombo Benefit Plans”).  Each Colombo Benefit Plan has been administered, maintained and operated in material accordance with its terms and has complied in all material respects with applicable law.

(ii) No agreement, plan or arrangement disclosed or required to be disclosed in Section 4.14(b) of the Colombo Disclosure Schedule would, as a result of this Agreement or the Merger require Colombo or FVCbank to make any payment in an amount which would constitute an “excess parachute payment” under Section 280G of the Code that will result in the imposition of any tax under Section 4999 of the Code, the nondeductibility of any portion of such payment, or require any “gross up” payment.

(c)                                  Each Colombo Benefit Plan that constitutes a “nonqualified deferred compensation plan” or provides for the payment of “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the regulations and administrative guidance promulgated thereunder (“Section 409A”), complies as to form, and has been operated in material compliance, with Section 409A. The execution, delivery and/or consummation of this Agreement, the Merger, and the transactions contemplated thereby, and the payment or acceleration of the amounts set forth under each Colombo Benefit Plan, shall not result in the payment to any person of any amounts which would violate Section 409A.

4.15.                     ERISA Plans. (a) Section 4.15(a) of the Colombo Disclosure Schedule sets forth a complete list of the Colombo Benefit Plans and any benefit plans of an Affiliate (as defined in Section 4.16(h)) that are “employee pension benefit plans” within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and that are “employee welfare benefits plans” within the meaning of Section 3(1) of ERISA, maintained for the benefit of the employees or former employees, including any beneficiaries thereof, and directors or former directors of Colombo (the “Colombo ERISA Plans”).  Colombo has delivered to FVCB and FVCbank a true and correct copy of each Colombo ERISA Plan and to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter or opinion letter, if applicable; (iii) any summary plan description; (iv) for the 3 most recent years the Form 5500 (annual reports) and attached schedules; and (v) for each of the Colombo ERISA Plans that is a “top hat” plan, a copy of the filing with the U.S. Department of Labor.  Other than as set forth in Section 4.15(a) of the Colombo Disclosure Schedule, Colombo does not maintain any plans of the type described in this Section 4.15(a).

(b)                                 All Colombo ERISA Plans have been maintained, funded and administered in compliance in all material respects with all applicable provisions of ERISA, the Code, and all other federal, state, or local laws. The assets of Colombo are not subject to any liens under ERISA or the Code with respect to any Colombo ERISA Plan and no event has occurred, and, to Colombo’s knowledge, no condition exists, which could reasonably be expected to subject Colombo or its assets to a future liability, obligation, or lien arising out of any Colombo ERISA Plan. Any Colombo ERISA Plan that is subject to Title IV of ERISA or that is a multiemployer plan within the meaning of Section 3(37) of ERISA has satisfied the applicable minimum funding standards under Section 302 of ERISA.

(c)                                  All contributions due on or prior to the date hereof to any Colombo ERISA Plan have been paid or provided for in accordance with its terms, ERISA and all other applicable federal and state statutes and regulations.  All contributions, payments, fees or expenses relating to each such Colombo ERISA Plans that were deducted by Colombo for income tax purposes were properly deductible in the year claimed.

(d)                                 There are no legal actions, claims (other than routine benefit claims made in the ordinary course), government proceedings or government inquiries, pending or to the knowledge of Colombo, threatened, with respect to any such Colombo ERISA Plans, and Colombo has no knowledge of any fact which could reasonably be expected to give rise to any such legal action, claim, government proceeding or government inquiry. Neither Colombo, nor to the knowledge of Colombo, any other person or entity who or which is a “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Section 4975(e)(2) of the Code) has acted or failed to act with respect to any such Colombo ERISA Plans in any manner which constitutes: (1) a breach of fiduciary responsibility under ERISA; (2) a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code; or (3) any other material violation of ERISA or the Code. Colombo is not obligated to indemnify, reimburse, or contribute to the liabilities or expenses of any person or entity who may have committed or been involved in any such fiduciary breach, prohibited transaction, or material violation of ERISA or the Code.

(e)                                  Each Colombo ERISA Plan that was intended to constitute a qualified plan under Section 401(a) of the Code has, at all times, been qualified, in form and operation, under Section 401(a) of the Code (including the adoption of all necessary amendments to maintain such qualification); any related trust is and has, at all times, been exempt from income tax, and nothing has occurred, or failed to occur, which could reasonably be expected to adversely affect the qualification or status of any such plan. All returns, reports, statements, notices, declarations or documents relating to a Colombo ERISA Plan that are required by law to be filed with or furnished to any federal, state, or local governmental agency have been timely filed.

(f)                                   Any Colombo ERISA Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) has complied in all material respects with the requirements of Sections 601 through 607 of ERISA and Section 4980B of the Code and all other applicable federal, state, and local laws relating to continuation coverage (collectively “COBRA”), and no such plan provides benefits to former employees or their beneficiaries except to the extent required under COBRA.  None of the Colombo ERISA Plans is or has been funded by a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code, or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(g)                                  Each Colombo ERISA Plan can be amended, modified, or terminated without participant consent and without additional liability accruing to Colombo after the date of such plan termination. For this purpose, liabilities accrued on or before the date of the Colombo ERISA Plan termination shall be limited to the following: (1) in the case of an employee benefit pension plan (within the meaning of Section 3(2) of ERISA), the participant’s “accrued benefit,” as defined in

Section 3(23) of ERISA; and (2) in the case of an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), claims for expenses, costs, or services (including, but not limited to, medical and other health care services) actually performed or incurred before the date of such plan termination. Any prior amendment, modification, or termination of a Colombo ERISA Plan has been made in accordance with the terms of the plan and applicable law.

(h)                                 For purposes of this Section 4.15, the term “Affiliate” means an entity included in the group of entities consisting of Colombo and all other entities that are treated as part of the same controlled group under Section 414(b), (c), (m) or (o) of the Code.

4.16.                     Contracts; Consents. (a) Except as set forth on Section 4.16 of the Colombo Disclosure Schedule, Colombo is not a party to, and no property or assets of Colombo is subject to any contract, agreement, commitment, lease, sublease, license, arrangement, understanding or instrument (other than Loans) calling for payments in excess of $25,000 over the term of the contract or in any year, or pursuant to which Colombo may sell Loans originated for purposes of sale (collectively “Material Contracts”). Except as set forth on Section 4.16 of the Colombo Disclosure Schedules, each such Material Contract is valid and in full force and effect, and Colombo, and all other parties thereto have in all material respects performed all obligations thereunder required to be performed to date, and are not in material default. Each Material Contract, and each lease or sublease of real property reflected in Section 4.10 to the Colombo Disclosure Schedule, is assumable and assignable without consent of the other party thereto and does not contain any provision increasing or accelerating payments otherwise due, or changing or modifying the provisions or terms of such Material Contract or lease as a result of this Agreement or the transactions contemplated hereby, except as disclosed in Section 4.16 of the Colombo Disclosure Schedule.

(b)                                 Except for the approval by the requisite vote of holders of Colombo Common Stock, the governmental approvals referred to in Section 4.4 and as set forth in Section 4.16 to the Colombo Disclosure Schedule, no consent, permission, acquiescence, approval, or authorization of or by any third party is required to permit Colombo to consummate the transactions contemplated hereby, and for FVCbank to have full use and enjoyment of each asset of Colombo.

4.17.                     Related Party Transactions. Colombo does not have any contract, extension of credit, business arrangement, depository relationship, or other relationship (written or oral) with (i) any present director or executive officer of Colombo; (ii) any shareholder of Colombo owning 5% or more of the Colombo Common Stock; (iii) any Reg O affiliate of the foregoing, or any “related party” as defined for purposes of Item 404 of Regulation S-K, except as disclosed in Section 4.17 to the Colombo Disclosure Schedule. Each extension of credit disclosed in Section 4.17 to the Colombo Disclosure Schedule has been made in the ordinary course of business, and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms-length transactions, and does not involve more than the normal risk of collectability or present other unfavorable features.

4.18.                     Loans. (a) Each of the Loans of Colombo: (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be; (ii) to the extent secured, has been secured by valid liens or security interests which have been perfected; and (iii) represents the legal, valid and binding obligation of the borrowers named therein, enforceable in accordance with its terms (including the validity, perfection and enforceability of any lien, security interest or other encumbrance relating to such Loan), except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors’ rights generally, or the rights of creditors of FDIC insured depository institutions, and subject to general principles of equity which may limit the enforcement of certain remedies.

(b)                                 Each Loan of Colombo was made in material compliance with the provisions of applicable law and regulation, including but not limited to the RESPA, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the regulations promulgated thereunder.

(c)                                  No default (including any event or circumstance which with the passage of time or the giving of notice or both would constitute a default) in respect of any material provision (including any default in payment) of any Loan of Colombo exists, and Colombo has no knowledge of any borrower’s inability to repay any of such loans when due, whether or not such borrower is currently in default, except as set forth on Colombo’s classified asset schedule. A copy of Colombo’s classified asset schedule is included in Section 4.18(c) to the Colombo Disclosure Schedule.

(d)                                 Colombo is not a party to any oral loan or oral extension of credit.

(e)                                  No Loan of Colombo is secured by shares of Colombo Common Stock or FVCB Common Stock.

(f)                                   Section 4.18(f) of the Colombo Disclosure Schedule identifies each contract or agreement pursuant to which Colombo originates, brokers, assigns or sells Loans originated for the purposes of sale (including Loans to be funded by a party other than Colombo) (“Colombo Sold Loans”).

(g)                                  Colombo has no liability or obligation, and to Colombo’s knowledge, no party has alleged that Colombo has any liability or obligation, to repurchase or reacquire any Loan, or purchase collateral in respect of any Loan (or interest in any Loan) sold by Colombo (whether or not such Loan has subsequently been reacquired by Colombo), or to make any payment on any Colombo Sold Loan, or to make any payment to, reimburse, indemnify or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, the purchaser (or subsequent purchaser or acquiror) of any Colombo Sold Loan in respect of such Colombo Sold Loan, or is otherwise subject to any liability or recourse in respect of any Colombo Sold Loan.  Colombo has no liability to any borrower as a result of the manner in which a Colombo Sold Loan was originated. Section 4.18(g) of the Colombo Disclosure Schedule sets forth detail with respect to any exceptions hereto, including but not limited to the nature and extent of the liability, any limits (in time or dollar amount) on such liability, the basis of such liability, the instrument under which such potential liability arises, the nature and amount of Colombo Sold Loans resulting in such liability and the identity of the party to whom Colombo may have such liability.

(h)                                 No Colombo Sold Loan was originated in violation of the representations and warranties of Colombo contained or incorporated by reference in any contract or agreement pursuant to which such Colombo Sold Loan was sold or assigned, including but not limited to any representation or warranty regarding the absence of fraud, misstatement of a material fact, omission of a material fact or a fact necessary to make the information provided not misleading, regarding the Colombo Sold Loan, the loan collateral, the borrower or the credit-worthiness of borrower, and any representation or warranty of Colombo regarding the absence of any fact, circumstance or condition which would cause, or would reasonably be expected to cause, the purchaser of the Colombo Sold Loan, any subsequent purchaser, securitizer or guarantor of such Colombo Sold Loan (including but not limited to FNMA, FHLMC, GNMA, FHA or the VA) to regard such Colombo Sold Loan as unacceptable as an investment, ineligible for insurance, or which would otherwise cause them to consider the value or marketability of such Colombo Sold Loan to be materially adversely affected.

(i)                                     Colombo does not service any Loan, including any Colombo Sold Loan, for which all or a portion of such Loan is not currently held in portfolio, for any third party. The servicing and collection practices of Colombo with respect to Colombo Sold Loans complied with applicable laws, and was in accordance with the terms and conditions of the agreements pursuant to which such Colombo Sold Loans were sold, whether such servicing was conducted by Colombo or a third party or a servicing agent.

(j)                                    Colombo does not have any Loans outstanding to, or any commitment to lend to, any Marijuana Related Business, or any Loans secured by real or personal property owned by, leased to, or occupied or utilized by a Marijuana Related Business.  “Marijuana-Related Business” means any business that grows, produces, buys or sells or otherwise distributes marijuana (a “Marijuana Business”), a business that leases real property or otherwise provides space to a Marijuana Business, or a business that, leases or otherwise provides equipment which is directly used to grow or produce marijuana, or a business the conduct of which would reasonably be anticipated to result in Colombo’s collateral being subject to proceedings under the Civil Asset Forfeiture Act.

4.19.                     Deposits. Except as reflected in Section 4.19 of the Colombo Disclosure Schedule, none of the deposits of Colombo Bank are “brokered” deposits, as such term is defined in the rules and regulations of the FDIC, or are subject to any lien, encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any director, executive officer or related interest thereof, of Colombo.

4.20.                     Environmental Matters.  No environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance being or having been generated, used, stored, processed, disposed of, discharged at, or being or having been otherwise present, in violation of any local, state, or federal environmental statute, regulation, rule or ordinance, at any real estate now or previously owned or acquired (including without limitation any real estate acquired by means of foreclosure, transfer in lieu of foreclosure or by exercise of any other creditor’s right) or leased by Colombo, or any real estate which is pledged or stands as collateral security for any Loan or other extension of credit by Colombo, where such violation would reasonably be expected to have a material adverse effect on Colombo.

Colombo has not received written notice of, nor to the knowledge of Colombo has Colombo received an overt threat of, any legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental proceeding or investigation of any nature whatsoever, seeking to impose, or that could result in the imposition, on Colombo  of any liability arising under any local, state, or federal environmental statute, regulation, rule or ordinance, and Colombo is not subject to any agreement, order, judgment, decree or memorandum of any court, governmental authority, regulatory agency or third party imposing any such liability.

4.21.                     Litigation and Other Proceedings. Colombo is not a party to any pending, or, to the knowledge of Colombo, threatened, claim, action, suit, investigation or proceeding or subject to any order, judgment or decree, except for matters which, in the aggregate, cannot reasonably be anticipated to have a material adverse effect on the ability of Colombo to consummate the transactions contemplated hereby or the financial condition, results of operations, business or properties of Colombo, and to the knowledge of Colombo, there is no basis for any of the foregoing. There are no pending actions, suits, investigations or proceedings to which Colombo is a party or which relate to any portion of its assets, and threatened actions, suits, investigation or proceedings of which Colombo has knowledge, to which Colombo believes it may become a party or which relates to any portion of its assets. Colombo has no knowledge of any pending or threatened action, suit or proceeding which presents a claim to prohibit, restrict or restrain the transactions contemplated hereby.

(b)                                 As of the date hereof, there is no material injunction, order, judgement or decree imposed upon Colombo or the assets of Colombo, and Colombo has not been advised of the threat of any such action, other than any such injunction, order, judgement or decree that is generally applicable to all persons or entities in businesses similar to that of Colombo.

4.22.                     Absence of Undisclosed Liabilities. Except as (i) reflected, noted and/or adequately reserved against in the Colombo Financial Statements as of December 31, 2017, and (ii) incurred since December 31, 2017 in the ordinary course of business consistent with past practice, Colombo has no material liabilities (whether accrued, absolute, contingent or otherwise) which were required to be reflected, noted or reserved against in the balance sheet included therein under GAAP.

4.23.                     Compliance with Laws. (a) Colombo has all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their business as presently conducted and the absence of which would have a material adverse effect on such business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of Colombo, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current. Colombo is in compliance in all material respects with all applicable federal, state and local statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, RESPA, the Flood Disaster Protection Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, anti-money laundering, foreign corrupt practices, suspicious activity reporting and similar matters, other than instances of non-compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo. Colombo is not in default under any order, license, regulation or demand of any federal, state, local or other governmental agency or with respect to any order, writ, injunction or decree of any court, other than instances of default which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the business, operations, assets, financial condition or results of operations of Colombo.

(b)                                 Except for statutory or regulatory restrictions of general application, no federal, state, local or other governmental authority has placed any restrictions on the business of Colombo which reasonably could be expected to have a material adverse effect on the business of Colombo. Colombo is not a party or subject to any order, decree, written agreement, memorandum of understanding, individual capital requirement or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter from, any such governmental authority and Colombo has not been advised that any such governmental authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, written agreement, memorandum of understanding, commitment letter, supervisory letter or similar arrangement or submission or application.

(c)                                  Colombo is not a party to any agreement with any individual or group regarding Community Reinvestment Act (“CRA”) matters and Colombo has no knowledge of, nor has Colombo been advised of, or has any reason to believe that any facts or circumstances exist, which would cause Colombo: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by any regulatory agency of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. The Board of Directors of Colombo has adopted and Colombo has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

(d)                                 Neither Colombo, nor, to the knowledge of Colombo, any director, officer, agent, employee, affiliate or other person acting on behalf of Colombo is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any anti-bribery laws, including but not limited to (i) any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997 (the “Convention”), (ii) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) and (iii) any other law, rule or regulation of any locality of similar purpose and scope, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Convention, the FCPA and similar laws, rules or regulations and Colombo, its subsidiaries and affiliates have conducted their businesses in compliance with the Convention, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures reasonably designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith, in all material respects.

(e)                                  Neither Colombo, nor to the knowledge of Colombo, its officers, directors, supervisors, managers, agents, or employees, has violated, any anti-money laundering laws, including but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 U.S. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by any intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder, and no action, suit or proceeding by or before any court or Governmental Entity, authority or body or any arbitrator involving Colombo with respect to such anti-money laundering laws is pending or, to the best knowledge of Colombo, threatened.  Colombo has instituted and maintains policies and procedures designed to ensure continued compliance with anti-money laundering laws.

(f)                                   None of Colombo, or, to the knowledge of Colombo, any director, officer, agent, employee, affiliate or other person acting on behalf of Colombo is (A) an individual or entity currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”) or (B) located, organized or resident in a country or territory that is the subject of Sanctions.

4.24.                     Proxy Statement, Etc. None of the information supplied or to be supplied by and relating to Colombo for inclusion, or included, in (i) the Proxy Statement (as defined in Section 5.3 below) to be mailed to the shareholders of Colombo in connection with the Colombo Shareholder Meeting (as defined in Section 5.3 below), (ii) in the Offering Materials (as defined in Section 6.2(a) below) or (iii) any other documents to be filed with the Securities and Exchange Commission (“SEC”), any state securities commission or any other federal or state regulatory agency in connection with the transactions contemplated hereby will, at the respective times such information is supplied or such documents are filed or mailed, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. All documents which Colombo is responsible for filing with any regulatory agency in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.

4.25.                     Anti-Takeover Provisions. Colombo has taken all actions required to exempt it, this Agreement, the Merger and the transactions contemplated hereby, from any provisions of an antitakeover nature contained in its organizational documents or the provisions of any federal or state Takeover Laws.

4.26.                     Derivative Instruments. Colombo is not a party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the account of Colombo, or for the account of one or more of its customers.

4.27.                     Tax Treatment. Colombo has not taken or agreed to take any action, or has knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” under Section 368(a)of the Code.

4.28.                     Fairness Opinion. Colombo has received, on or prior to the date hereof, the written opinion of RP Financial, LC to the effect that the Merger is fair to the shareholders of Colombo, other than Morton A. Bender, his spouse and children, from a financial point of view.

4.29.                     Brokers and Finders. Except for the fee set forth in Section 4.29 of the Colombo Disclosure Schedule payable to RP Financial, LC, neither Colombo, nor any of its officers, directors, employees, or shareholders has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, which Colombo has any obligation to pay, or to indemnify or reimburse any person for, and no broker or finder has acted, directly or indirectly, for Colombo, in connection with this Agreement or the transactions contemplated hereby.

4.30.                     No Registration Rights.  Colombo has not granted any person the right to require Colombo to register any securities for sale under the Securities Act.

4.31.                     Regulatory Capitalization. Colombo is “well capitalized” as such term is defined in the applicable federal rules and regulations .

ARTICLE V

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

5.1          Forbearance by Colombo. From the date hereof until the Effective Time, Colombo covenants and agrees that, without the prior written consent of FVCB and FVCbank, which shall not be unreasonably withheld, it will not do, or agree or commit to do, any of the following:

(a)                                 (1)                                 except as in the ordinary course of business consistent with past practice, enter into or assume any Material Contract, make any material commitment, incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, acquire or dispose of any material property or asset, or subject any of Colombo’s assets or properties to any lien, claim, charge or encumbrances whatsoever;

(2)                                 engage in any transaction not in the ordinary course of business, consistent with past practice;

(b)                                 grant any increase in compensation to its employees or officers or directors, or pay any bonus, other than bonuses not in excess of an aggregate of $40,000 pursuant to incentive plans in effect as of the date hereof, which are described in Section 5.1(b) of the Colombo Disclosure Schedule, and which are paid in accordance with past practice, or effect any increase in retirement benefits to any class of employees or its officers (unless any such change shall be required by applicable law);

(c)                                  declare, set aside or pay any dividend or other distribution on any class of its capital stock, whether payable in cash, stock or other property;

(d)                                 redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; merge into any other corporation or bank or permit any other corporation or bank to merge into it, or consolidate with any other corporation or bank; liquidate, sell or dispose of any assets or acquire any assets, otherwise than in the ordinary course of its business consistent with past practice or as expressly required by this Agreement;

(e)                                  except as set forth in Section 5.1(e) of the Colombo Disclosure Schedule, open, close or relocate any office, branch or banking facility, or acquire, establish or divest any banking or nonbanking facility, or file an application with any federal or other regulatory agency with respect to any of the foregoing;

(f)                                   establish, organize, form, incorporate or acquire any subsidiary, or purchase or acquire shares of capital stock or other ownership interest in any entity, other than as a result of the default of a debt previously contracted;

(g)                                  issue any shares of its capital stock; or issue or grant, or extend or modify the terms of any option, warrant, or other right to acquire Colombo Common Stock;

(h)                                 issue any new or replacement certificate for any shares of Colombo Common Stock purported to have been lost stolen or destroyed, except upon receipt of appropriate affidavits of loss and purchase by the shareholder of an indemnity bond from a third party insurer regularly engaged in the issuance of such bonds;

(i)                                     amend its Articles of Incorporation or Bylaws, or similar documents;

(j)                                    effect any capital reclassification, stock dividend, stock split, consolidation of shares or similar change in capitalization;

(k)                                 take, cause or permit the occurrence of any change or event which would render any of its representations and warranties contained herein untrue in any material respect;

(l)                                     (1) enter into any related party transaction of the type contemplated by Section 4.17 hereof, except for transactions relating to deposit relationships or the extension of credit in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and which do not present more than the normal risk of collectability or other unfavorable features, and in respect of which disclosure has been made to FVCB and FVCbank prior to disbursement;

(2) cancel without payment in full, or modify in any material respect any contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of Colombo, or any member of the immediate family of the foregoing, or any related interest of any of the foregoing;

(m)                             solicit, encourage, or authorize any person, including but not limited to directors, officers, shareholders, or employees, to solicit from, with, any third party, or facilitate inquiries or the making of proposals relating to any Acquisition Proposal (as defined in Section 6.11); or except as provided in Section 6.11, engage in communications (as defined in Section 6.11) with or provide any such third party with information or assistance or negotiate or conduct any discussions with any such third party to facilitate such inquiries or to obtain an Acquisition Proposal, or continue any such activities in progress on the date hereof;

(n)                                 knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement;

(o)                                 enter into any new line of business, or change its lending, investment, asset/liability management, risk management, deposit pricing, or other material banking or operating policies and procedures in any material manner;

(p)                                 adopt, enter into or amend any employment, consulting, change in control, severance or other compensatory agreement, arrangement or policy with or with respect to any officer, employee or director;

(q)                                 (1) make or renew any loan or other extension of credit, to be held in portfolio, other than in accordance with the loan policy and underwriting standards of Colombo in effect on the date hereof;

(2) make any new loan or other extension of credit, to be held in portfolio, which as of the date made should be classified or criticized, or increase the amount of credit available to any person or entity that has an existing loan with Colombo that is classified or criticized;

(3) make any loan or other extension of credit which would require approval under Regulation O, other than renewals of loans on the books as of the date hereof;

(4) originate or make any mortgage loan for the purposes of sale in the secondary market;

(5) sell any mortgage loan originated for the purposes of sale in the secondary market other than on a servicing released basis; or

(6) make any new loan or other extension of credit to any Marijuana Related Business, provided however, nothing in this subsection (q)(6) shall prohibit renewal of loans in place as of the date hereof.

(r)                                    (1)                                 accept or renew any brokered deposits, or

(2)                                 accept or renew any time deposits or certificates of deposit at a rate in excess of the highest rate reported by the Rate Watch survey for comparable products in the markets in which Colombo operates, provided however, that nothing in this subsection (r)(2) shall prohibit Colombo from paying in excess of such rates on an individual account basis in accordance with past practice in an effort to maintain a relationship;

(s)                                   acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for a commercial bank or (ii) any debt security which would be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice; or restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio or any securities therein are classified under GAAP or reported for regulatory purposes;

(t)                                    except as set forth in Section 5.1(t) of the Colombo Disclosure Schedule, make any capital expenditures individually in excess of $10,000, or in the aggregate in excess of $50,000;

(u)                                 make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP;

(v)                                 foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental inspection of the property and confirming that such Phase I does not indicate the presence of any environmental contaminant, pollutant, petroleum product, toxic or hazardous waste or similar or like substance;

(w)                               settle any material litigation;

(x)                                 sell or otherwise dispose of any OREO property, without prior consultation with FVCbank; or

(y)                                 grant any waiver of the time to assess any tax or waiver of the statutory period of limitation with respect to any tax except where necessary to avoid the assessment of any tax it disputes in good faith; or grant any person a power of attorney or authorization to represent it in connection with any taxes, other than powers of attorney which terminate as of the Effective Time.

5.2          Conduct of Business by Colombo. From the date hereof until the Effective Time, Colombo covenants and agrees that, except as otherwise consented to by FVCB and FVCbank in writing, which consent shall not be unreasonably withheld, it shall:

(a)                                 use its best efforts to: (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its customer and other business relationships.

(b)                                 maintain all of the structures, equipment, and other real and personal property of Colombo in good repair, order and condition, ordinary wear and tear and unavoidable casualty excepted;

(c)                                  use all reasonable efforts to preserve or collect all material claims or causes of action of Colombo, to enforce all Loan agreements, realize upon collateral and pursue Loan guarantees;

(d)                                 keep in full force and effect all insurance coverage maintained by Colombo;

(e)                                  perform in all material respects all obligations under all Material Contracts and leases of real property;

(f)                                   comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to Colombo and the conduct of its business;

(g)                                  at all times maintain the allowance for loan losses in accordance with GAAP and regulatory requirements;

(h)                                 at all times promptly take and recognize appropriate charge-offs and establish reserves for any additional contingencies as required in accordance with GAAP and regulatory requirements, and not in limitation of the foregoing: (1) make appropriate reserves not later than the end of the month prior to the month in which Closing will occur; and (2) make appropriate accruals for the amounts due to employees of Colombo for accrued but unused vacation, sick leave, personal leave or similar benefits, to the extent that any such employee is entitled to payout of such amount as a result of the Merger;

(i)                                     promptly following receipt, and prior to taking any action in respect thereof, advise FVCB and FVCbank of any request to repurchase or reacquire any Colombo Sold Loan, or to make any payment in respect of any Colombo Sold Loan, or to reimburse, indemnify, or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, any person in respect of a Colombo Sold Loan;

(j)                                    take all necessary action to terminate, before the Closing Date, the Colombo ERISA Plan known as the “401(k) Plan” (the “Colombo 401(k) Plan”), a defined contribution plan, described in Section 401(k) of the Code;

(k)                                 cooperate fully with FVCbank to make Colombo employees available for reasonable periods of time and at reasonable times during normal business hours for training prior to Closing, provided that such cooperation does not materially interfere with their duties with Colombo;

(l)                                     make appropriate staff of Colombo available to assist in the systems and operations conversion, provided that such cooperation does not materially interfere with their duties with Colombo;

(m)                             not later than immediately prior to Closing, and subject to receipt of all required regulatory approvals and the satisfaction or waiver of all conditions to Closing, other than those to be satisfied at the Closing, effect such sales of investment securities as FVCB or FVCbank may reasonably request;

(n)                                 subject to 45 days advance notice by FVCB or FVCbank of the date which FVCB or FVCbank reasonably expects to be the Closing Date based on its conversations with the Federal Reserve Board regarding the anticipated date of receipt of the regulatory approvals referenced in Section 7.1(b), (1) Colombo shall not after the date of such notice originate, commit to originate, commit to sell, or make or commit to make any residential mortgage loan for secondary market sale, pursuant to such investor, correspondent or other agreements or otherwise; (2) Colombo shall give such notices as may be required to terminate, effective not later than 3 days prior to the Closing, all investor, correspondent or other agreements pursuant to which Colombo has sold, or sells residential mortgage loans in the secondary market, and (3) Colombo shall use its best efforts to complete delivery of all loans committed to be sold thereunder, servicing released, not later than three days prior to the Closing; and

(o)           Colombo shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than FVCB and FVCbank) conducted heretofore with respect to an Acquisition Proposal, and it or RP Financial, LC shall request in writing all persons other than FVCB and FVCbank who have been furnished confidential information regarding Colombo in connection with the solicitation of or discussions regarding an Acquisition Proposal within the twelve (12) months prior to the date hereof promptly to return or destroy such information. Colombo agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Colombo is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

5.3.                            Approval of Colombo Shareholders. Colombo shall cause a meeting of its shareholders (the “Colombo Shareholder Meeting”) to be convened as soon as reasonably possible, but no later than 50 days after the registration statement, on Form S-4 or other applicable form (the “Merger Registration Statement”) in connection with the issuance of the shares of FVCB Common Stock to the Colombo shareholders as part of the Merger Consideration in the Merger (including the proxy statement for the Colombo Shareholder Meeting and prospectus and other proxy solicitation materials of Colombo constituting a part thereof (the “Proxy Statement”) and all related documents), is declared effective under the Securities Act for the purpose of considering the approval of the Merger and adoption of this Agreement. The Merger Registration Statement will be to be prepared by FVCB with the assistance of Colombo in connection with the Merger. Colombo shall cause to be distributed to each shareholder of record of Colombo (according to the transfer records of Colombo as of the record date for the Colombo Shareholder Meeting), a copy of the Proxy Statement together with such other material required by applicable statutes and regulations. The Proxy Statement shall be mailed by Colombo on the date (the “Mailing Date”) at least 20 business days prior to the date of the Colombo Shareholder Meeting. Except as contemplated by Section 6.11, the Board of Directors of Colombo shall recommend to its shareholders that they vote the shares held by them to approve the Merger and to adopt this Agreement and the Plan of Merger, and Colombo shall use its best efforts in good faith to obtain its shareholders’ approval of the Merger, this Agreement and the Plan of Merger in accordance with law and Colombo’s organizational documents.

5.4.                            Conduct of Business by FVCbank.  From the date hereof until the Effective Time, each of FVCB and FVCbank covenants and agrees that, except as otherwise consented to by Colombo in writing, it shall:

(a)                                 use its best efforts to: (i) preserve its business organization intact in all material respects; (ii) maintain good relationships with its employees; (iii) conduct its business in the ordinary course, consistent with past practice; and (iv) preserve for itself the goodwill of its customer and other business relationships.

(b)                                 not knowingly take any action which would: (i) adversely affect the ability to obtain the necessary approvals of governmental authorities required for the transactions contemplated hereby; or (ii) adversely affect the status of the transactions contemplated hereby as a reorganization for purposes of Section 368(a)of the Code; or (iii) adversely affect the ability to perform the covenants and agreements under the Agreement.

(c)                                  not (i) amend, repeal or modify any provision of its Articles of Incorporation or Bylaws in a manner which would adversely affect Colombo, Colombo shareholders or the transactions contemplated by this Agreement; or (ii) make or pay any extraordinary one-time dividend or distribution on shares of FVCB Common Stock, other than any distribution or dividend payable in shares of FVCB Common Stock which would result in the adjustment of the Conversion Ratio pursuant to Section 2.1(c) hereof.

(d)                                 comply in all material respects with all statutes, laws, regulations, rules, ordinances, orders, decrees, consent agreements, examination reports and other federal, state and local governmental or regulatory directives applicable to FVCbank and the conduct of its business.

(e)                                  at all times maintain the allowance for loan losses at levels which is adequate to absorb reasonably anticipated losses in the loan portfolio, in accordance with GAAP and regulatory requirements, after taking charge-offs required in accordance with GAAP and regulatory requirements.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1          Access and Information. Colombo shall afford to FVCB and FVCbank, and to FVCB’s and FVCbank’s accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours of Colombo, during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records and, during such a period, shall furnish promptly to FVCB and FVCbank: (a) a copy of each report, schedule and other document filed or received by it during such period with or from (i) the SEC; (ii) SDAT; or (iii) the FDIC; and (b) all other information concerning its business, assets, properties and personnel as FVCB or FVCbank may reasonably request. FVCB, FVCbank and their accountants, counsel, financial advisors and other representatives will request permission for all such access reasonably in advance, and all such access will be subject to applicable laws and regulations and will be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of Colombo.

(b)                                 Each of FVCB and FVCbank agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Colombo and its authorized representatives access (during normal business hours) to FVCB’s and FVCbank’s personnel, books and records as Colombo may reasonably request.

(c)                                  Each of FVCB, FVCbank and Colombo agree that any information provided by one party to the other pursuant to this Agreement shall be treated as confidential information subject to the provisions of the Mutual Confidentiality and Non-Disclosure Agreement (the “Confidentiality Agreement”) dated as of September 12, 2017 between FVCbank and Colombo, and to which they agree to be bound. The parties hereto agree that such Confidentiality Agreement shall continue in accordance with its term, notwithstanding any termination of this Agreement.

6.2          Registration Statement; Proxy Statement; Offering Materials; Applications; Cooperation. (a) Subject to the receipt of necessary information regarding Colombo required to be included therein, FVCB and FVCbank shall: (i) prepare and file with the SEC as promptly as practicable after the date of this Agreement the Merger Registration Statement and the Proxy Statement to be used in connection with the Colombo Shareholder Meeting; and (ii) to the extent required, prepare (and to the extent appropriate, file with the SEC) as promptly as practicable, such offering materials as FVCB shall deem appropriate, including but not limited to any registration statement, prospectus, private placement memorandum or other offering document or materials, in connection with the capital raise contemplated by Section 7.1(f) of this Agreement (“Offering Materials”).

(b) The parties hereto agree that  none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Merger Registration Statement and Proxy Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Merger Registration Statement and each amendment or supplement thereto, if any, become effective under the Securities Act. The parties hereto agree that  none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Offering Materials shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the time such Offering Materials become effective under the Securities Act, or if not filed under the Securities Act, at the date thereof. The parties hereto agree that  none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement, and any amendment or supplement thereto shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading at the Mailing Date and at the time of the Colombo Shareholder Meeting.  The parties further agree that if any such party shall become aware prior to the date of the Colombo Shareholder Meeting or the sale of any securities pursuant to the Offering Materials, of any information furnished by such party that would cause any of the statements in the Merger Registration Statement, the Proxy Statement or Offering Materials to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Merger Registration Statement, the Proxy Statement or the Offering Materials.  FVCB and FVCbank shall promptly take any action required to be taken under state securities or blue sky laws in connection with the issuance of FVCB Common Stock in the Merger.

(c)                                  Colombo agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with FVCB and FVCbank in the preparation and filing of the Merger Registration Statement, the Proxy Statement and, to the extent necessary, the Offering Materials, including, but not in limitation, by providing on a prompt basis information requested by FVCB or FVCbank for inclusion therein, and by providing comments on drafts on a timely basis. Colombo, and its legal, financial and accounting advisors, shall have the right to review and comment upon the Merger Registration Statement and the Proxy Statement prior to filing.

(d)                                 As promptly as practicable after the furnishing by Colombo of all information regarding them required to be reflected therein, but in no event more than fifty (50) days from the date of this Agreement, FVCB and FVCbank shall file: (i) the applications and notices with the Federal Reserve Board, the SDAT, the SCC and any other regulatory agency having authority over the Merger and the transactions contemplated hereby, required by applicable law and regulation for the consummation of the transactions contemplated by this Agreement, and (ii) any other applications for regulatory or other approvals deemed necessary or appropriate by FVCB and FVCbank. Colombo, and its legal, financial and accounting advisors, shall have the right to review and comment upon the applications prior to their filing. To the extent available, FVCB and FVCbank shall request expedited treatment of such applications, and shall take reasonable steps to pursue approval of the applications. Colombo agrees that it shall, and shall cause its employees, agents, representatives, and advisors to, cooperate with FVCB and FVCbank in the preparation and filing of the regulatory applications, including, but not in limitation, by providing on a prompt basis information requested by FVCB and FVCbank or its advisors for inclusion in such documents, and by providing comments on drafts of such documents on a timely basis.

6.3          Notice of Actual or Threatened Breach. Each party will promptly give written notice to the other parties upon becoming aware of any impending or threatened occurrence of any event or the failure of any event to occur which might cause or constitute a breach of any of the representations, warranties or covenants made by such party in this Agreement, any other changes or inaccuracies in any data previously given or made available to the other parties, or which might threaten consummation of the transaction contemplated hereby.

6.4                               Current Information. (a) During the period from the date of this Agreement to the Effective Time, Colombo will: (i) cause one or more of its representatives to confer on a regular and frequent basis with representatives of FVCB and FVCbank to report its financial condition and the general status of its ongoing operations; (ii) promptly notify FVCB and FVCbank of any material change in the normal course of its business or in the operation of its properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them, (iii) provide FVCB and FVCbank with a weekly report of loans originated for sale, commitments to originate or sell loans for sale, and requests or notices of requests to repurchase and Colombo Sold Loan or to indemnify or make whole any purchaser, subsequent purchaser or securitizer thereof, which report shall include, at a minimum details of the loan including loan terms, property type, location of collateral, loan to value ratios, borrower credit scores, debt service coverage ratios and other pertinent financial and underwriting characteristics; (iv) provide FVCB and FVCbank with monthly internal financial statements and general ledger reports, prepared on a basis consistent with past practice, not later than 14 calendar days after month end; (v) promptly provide to FVCB and FVCbank copies of all regulatory applications or notices required to be filed by Colombo under this Agreement and related correspondence to and from the applicable regulatory authorities; and (vi) keep FVCB and FVCbank fully informed with respect to such events.

(b)                                 During the period from the date of this Agreement to the Effective Time, each of FVCB and FVCbank will (i) cause one or more of its representatives to confer on a regular basis with representatives of Colombo to report its financial condition and its ongoing operations; (ii) promptly notify Colombo of any material change in the normal course of its business or in the operation of its properties and any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving them; (iii) promptly provide to Colombo copies of all regulatory applications required to be filed by FVCB and FVCbank under this Agreement and related correspondence to and from the applicable regulatory authorities; and (iv) keep Colombo fully informed with respect to such events.

(c)                                  FVCB and Colombo shall each promptly notify the other in writing of any threatened or commenced litigation, or of any claim, controversy or contingent liability or any community-based protests that might reasonably be expected to be asserted or become the subject of litigation or regulatory review or filings with any Governmental Authority, against the notifying party or affecting any of its properties, subsidiaries or affiliates and each of FVCB and Colombo shall promptly notify the other party of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the knowledge of the notifying party, threatened against the notifying party (or any of its subsidiaries) that questions or might question the validity of this Agreement or the transactions contemplated hereby, or any actions taken or to be taken by the notifying party pursuant hereto or seeks to enjoin, materially delay or otherwise restrain the consummation of the transactions contemplated hereby or thereby. Each of FVCB and Colombo shall give the other party the opportunity to participate in the defense or settlement of any shareholder litigation against such party or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement. Neither FVCB or Colombo, or any of their subsidiaries, may enter into any settlement agreement in respect of any shareholder litigation against such party or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement without such other party’s prior written consent (such consent not to be unreasonably withheld or delayed). For purposes of this section, “participate” means that the non-litigating party will be kept apprised of the proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege, work product or other similar privilege between the litigating party and its counsel is not undermined or otherwise affected and to the extent permitted by law), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision-making power or other authority over the litigation except for the settlement consent set forth above.

6.5                               Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and to the consummation of the Merger and the transactions contemplated hereby. Colombo agrees that the aggregate expenses of Colombo, including all fees and expenses of legal counsel, accountants, and financial or other advisors (including RP Financial, LC), shall be reasonable and customary, and shall report in writing to FVCbank, upon request made from time to time, the amount of such fees and expenses.

6.6                               Filing with the SCC and SDAT. FVCB, FVCbank and Colombo shall execute and deliver and use their best efforts to file appropriate Articles of Merger with each of the SCC and the SDAT at the earliest practicable date after satisfaction or waiver of the conditions set forth in Article VII hereof.

6.7                               Miscellaneous Agreements and Consents. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby. FVCB, FVCbank or Colombo, as the case may be, will use their respective best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

6.8                               Press Releases and Public Disclosures. FVCB, FVCbank and Colombo will consult with each other and jointly approve the form, substance and timing of any press release, disclosures to shareholders, staff, customers, and the public at large on matters related to this Agreement or any of the transactions contemplated hereby. Notwithstanding the foregoing, FVCB, FVCbank and Colombo agree that FVCB, FVCbank and Colombo shall, promptly following the execution hereof, issue a joint press release announcing the execution of the Agreement and the proposed Merger, and further agree that FVCB, FVCbank and Colombo shall each be entitled to issue separate press releases announcing the execution of the Agreement and the proposed Merger, a copy of which release will be provided to the other party prior to issuance.

6.9                               Bank Employees. (a) Subject to FVCB’s determination, in its discretion, to offer continued employment to non-executive officer employees of Colombo on a case by case basis, FVCB and FVCbank shall have no obligation to continue the employment of any Colombo employee after the Effective Time. Each of FVCB and FVCbank agrees that each Colombo employee (excluding any employee subject to an employment agreement, change in control agreement, severance agreement or other agreement which provides for payments following involuntary termination without cause or termination for “good reason”) who is involuntarily terminated without cause within 180 days following the Effective Time shall, subject to any necessary regulatory approvals, and subject to the execution of an appropriate release, receive a severance payment of two weeks of pay for every full year of service to Colombo, with a minimum of four weeks pay and a maximum of twenty six weeks (without proration for partial years of service), except that the persons identified in Section 6.9 of the Colombo Disclosure Schedule shall be entitled to receive a maximum of thirty four weeks.  Section 6.9 of the Colombo Disclosure Schedule contains a list of all current employees of Colombo and their start dates upon which their respective lengths of service will be based.

(b)                                 All former employees of Colombo who become employees of FVCbank upon consummation of the transactions contemplated hereby (“Continuing Employees”), will be eligible to participate in FVCbank’s employee benefit plans on the same basis as similarly situated FVCbank employees and will receive credit for prior years of service in determining eligibility to participate in and vesting of benefits and entitlement of benefits under each of FVCbank’s employee benefit plans (including, but not limited to severance benefit, vacation and other leave plans, but excluding benefit accruals under any defined benefit plans) and unless creating duplicate benefits for the same years of service.

(c)                                  FVCbank shall use its reasonable efforts to cause medical, dental or health plans of FVCbank, to (i) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such Continuing Employees on or after the Effective Time to the extent such Continuing Employee had satisfied any similar limitation or requirement under an analogous plan of Colombo’s prior to the Effective Time, and (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the Continuing Employees and their dependents under the medical, dental or health plans of Colombo during the portion of the plan year prior to participation in the corresponding health plan of FVCbank.

(d)                                 FVCB, FVCbank and Colombo acknowledge that it may be appropriate or convenient to provide certain employees of Colombo who will not be retained as employees of FVCbank with an incentive, in the form of a “retention” or “pay to stay” bonus, to remain in the employ of Colombo or FVCbank until Closing, until the completion of a systems conversion, or some other transition period following Closing.  FVCbank shall consult with Colombo with respect to the identification of such employees, and the amount of any such bonus. All payments pursuant to this Section 6.9(d) shall be made by FVCbank.

(e)                                  As of or immediately prior to the Effective Time, Colombo shall terminate the Colombo 401(k) Plan, and one hundred percent vest all benefits provided thereunder. As soon as administratively practicable following the Effective Time and in accordance with ERISA and the Code, FVCbank shall cause the account balances in the Colombo 401(k) Plan to be either distributed to the participants in the Colombo 401(k) Plan and or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct, and FVCbank shall take all other actions necessary and proper in order to implement the termination of the Colombo 401(k) Plan and related trust.  FVCbank agrees to permit participants in the Colombo 401(k) Plan who become Continuing Employees to roll over their account balances in the Colombo 401(k) Plan to the FVCbank 401(k) Plan.

(f)                                   FVCbank agrees that subject to the provisions of Section 6.9(g) below, it shall assume the obligations of Colombo under the employment agreements, change in control agreements, severance agreements and other agreements which provide for payments following involuntary termination without cause or termination for “good reason” identified in Section 6.9(f) of the Colombo Disclosure Schedule.

(g)                                  Concurrently with the execution of this Agreement (i) Gilbert F. Kennedy, III, the President and Chief Executive Officer of Colombo, shall have entered into an employment agreement with FVCbank, to be effective as of the Effective Time, in the form set forth in Section 6.9(g) of the FVCB Disclosure Schedule; and (ii) Matthew D. White, the Chief Financial Officer of Colombo, shall have entered into an Acknowledgement and Release with FVCbank in the form set forth in Section 6.9(g) of the FVCB Disclosure Schedule.

(h)           As of or immediately prior to the Effective Time, Colombo shall pay to each of its employees an amount equal to the value of each respective employee’s accrued but unused vacation (as maintained pursuant to the vacation policy in Colombo’s employee handbook) as of the date of such payment, minus applicable federal, state and other required tax withholding.

6.10                        D&O Indemnification. (a) From and after the Effective Time, and through the six year anniversary of the Effective Time, FVCbank shall indemnify and hold harmless the current and former officers, employees, directors and agents of Colombo (each an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of any act or omission or other matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Colombo, or is or was serving at the request of Colombo as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger, to the fullest extent which such Indemnified Parties would be entitled under the Colombo Articles of Incorporation and Bylaws as in effect on the date of this Agreement, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to applicable law and Colombo’s Articles of Incorporation or Bylaws as in effect on the date of this Agreement, and/or any agreement, arrangement or understanding between Colombo and such Indemnified Person, as in effect on the date of this Agreement.

(b)                                 Any Indemnified Person wishing to claim indemnification under this Section 6.10 hereof, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify FVCbank, but the failure to so notify shall not relieve FVCbank of any liability it may have to such Indemnified Person if such failure does not actually materially prejudice FVCbank. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) FVCbank shall have the right to assume the defense thereof, and under such circumstances shall not be liable to such Indemnified Persons for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if FVCbank elects not to assume such defense or counsel for the Indemnified Persons, or if FVCbank or any Indemnified Party advises that there are issues which raise conflicts of interest between FVCbank and the Indemnified Persons, the Indemnified Persons may retain counsel which is reasonably satisfactory to FVCbank, and FVCbank shall pay, promptly as statements therefore are received, the reasonable fees and expenses of such counsel for the Indemnified Persons (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Persons will cooperate in the defense of any such matter, (iii) FVCbank shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (iv) FVCbank shall have no obligation hereunder to the extent that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Person in the manner contemplated hereby is prohibited by applicable laws and regulations.

(c)                                  For six years after the Effective Time, there shall be maintained in force (either through the purchase by Colombo of tail coverage of Colombo’s existing officers’ and directors’ liability insurance policy, under FVCbank’s existing policy, or another policy), officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person covered by Colombo’s officers’ and directors’ liability insurance policy as of the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that FVCB and FVCbank shall not be obligated to pay premiums for the tail or other policy covering the full six year period in excess of, and Colombo shall not pay a premium in excess of, 200% of the amount paid by Colombo in their last full fiscal year for one year’s coverage, which amount is set forth in Section 6.10 of the Colombo Disclosure Schedule, and provided, further, that if FVCB is unable to maintain, or Colombo is unable to obtain, such policy (or substitute policy) as a result of the preceding proviso, FVCB or Colombo shall obtain as much comparable insurance as is available for a period of six (6) years following the Effective Time. Section 6.10 of the Colombo Disclosure Schedule sets forth each contract, agreement, plan, resolution, charter provision, bylaw provision or other arrangement or understanding pursuant to which Colombo has or may have any obligation to indemnify any director, officer, employee or agent.

(d)                                 If FVCbank or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of FVCbank or the Successor Institution shall assume the obligations set forth in this Section 6.10 hereof prior to or simultaneously with the consummation of such transaction.

6.11                        Acquisition Proposals. (a) Notwithstanding anything contained in Section 5.1(m) to the contrary, in the event that Colombo shall receive, prior to the Closing, an Unsolicited Acquisition Proposal (as hereinafter defined) which, in the good faith determination of the Board of Directors of Colombo, the fiduciary duty of the directors under Maryland law requires that the Board of Directors consider, negotiate or communicate, or provide information with respect thereto (collectively “communications”), because such Unsolicited Acquisition Proposal is, or would reasonably be expected to be, more favorable from a financial point of view to the shareholders of Colombo than the Merger, which such determination shall be made after receiving the advice of counsel to Colombo regarding the requirements of the fiduciary duty of the directors under Maryland law and the advice of Colombo’s financial advisor that the Unsolicited Acquisition Proposal is, or would reasonably be expected to be, more favorable to Colombo’s shareholders from a financial point of view than the Merger, then Colombo shall be entitled to engage in such communications, negotiations and take such other actions as are required to comply with its fiduciary duties.

(b)                                 In the event that the Board of Directors of Colombo:

(i) approves entering into an agreement for any Unsolicited Acquisition Proposal, or Colombo consummates any such Unsolicited Acquisition Proposal, then this Agreement shall terminate as of the date of such approval or consummation, and Colombo shall be liable for the amount specified in Section 8.2(b).

(ii) while any unrejected Unsolicited Acquisition Proposal exists, (1) recommends any Unsolicited Acquisition Proposal to the shareholders of Colombo; (2) shall fail to recommend the Merger to the shareholders of Colombo in accordance with this Agreement; (3) withdraws or adversely modifies its recommendation of the Merger to shareholders of Colombo; or (4) subsequent to the Communications End Date as defined in Section 6.11(b)(iii), fails upon request of FVCB or FVCbank to reconfirm its recommendation of the Merger to shareholders of Colombo; then this Agreement shall terminate as of the date of such event set forth in (1), (2), (3) or (4), and Colombo shall be liable for the amount specified in Sections 8.2(b).

(iii) shall make the determination described in Section 6.11(a) resulting in Colombo engaging in communications with respect to any Unsolicited Acquisition Proposal, and (1) such communications shall extend until the earlier of: (i) 45 days after the date on which Colombo provided notice of such Unsolicited Acquisition Proposal to FVCB and FVCbank; and (ii) the day which is the day immediately prior to the date set forth in Section 8.1(b) (the “Communications End Date”), and (2) Colombo shall not have (x) rejected such Unsolicited Acquisition Proposal, and (y) advised FVCB and FVCbank orally and in writing of such rejection, by noon on the Communications End Date, then FVCB and FVCbank shall have the right to terminate this Agreement, effective immediately, upon notice to Colombo, and Colombo shall be liable for the amount specified in Section 8.2(b).

(c)                                  For purposes of this Section 6.11:

(i) An “Acquisition Proposal” shall mean any inquiry, offer or proposal, other than the Merger, received by Colombo from any person or entity other than FVCB, FVCbank or an affiliate of FVCB (including deemed receipt as a result of the public announcement of such proposal by the proponent) regarding: (1) any merger, consolidation, reorganization, business combination, share purchase or exchange, purchase and assumption, recapitalization or similar transaction involving Colombo; or (2) any sale, lease, transfer, pledge, encumbrance or other disposition, directly or indirectly, of all, or any substantial portion of, the assets of Colombo.

(ii) An “Unsolicited Acquisition Proposal” shall mean any Acquisition Proposal received without violation of the provisions of Section 5.1(m) hereof. Any Acquisition Proposal received by Colombo from any person or entity previously contacted by Colombo (or by any person or entity acting or purporting to act on behalf of Colombo, including but not limited to representatives of RP Financial, LC) prior to the date hereof, but not contacted after the date hereof in violation of Section 5.1(m) shall be deemed an Unsolicited Acquisition Proposal. Any Acquisition Proposal received as a result of a violation of Section 5.1(m) shall not be deemed an Unsolicited Acquisition Proposal.

(d)                                 Colombo shall promptly, and in any event no more than 24 hours after receipt and prior to engaging in communications with the party making the Unsolicited Acquisition Proposal, advise FVCB and FVCbank of, and communicate to FVCB and FVCbank the terms of, and provide FVCB and FVCbank with a copy of, any such Acquisition Proposal or inquiry with respect to an Acquisition Proposal addressed to Colombo, or of which Colombo or its executive officers, directors, employees, agents or representatives has actual knowledge. Colombo’s Board of

Directors shall use its best efforts to cause its officers, directors, employees, agents and representatives to comply with the requirements of this Section and Section 5.1(m).

6.12.                     Prohibited Purchases or Sales.  Neither FVCB, Colombo or any of their respective subsidiaries, nor any director or executive officer of any of the foregoing, shall purchase or sell on the OTCQX or NASDAQ, or submit a bid to purchase or an offer to sell on the OTCQX or NASDAQ, directly or indirectly, any shares of FVCB Common Stock or any options, warrants, rights or other securities convertible into or exchangeable for shares of FVCB Common Stock during the Price Determination Period; provided that the foregoing restriction shall not be applicable to (i) purchases or sales of FVCB Common Stock held by FVCB or any subsidiary of FVCB in trust, managed, custodial or nominee accounts and the like, or held by mutual funds, (ii) shares acquired in respect of debts previously contracted, (iii) purchases or sales of FVCB Common Stock to satisfy tax withholding obligations or for purposes of paying the exercise price in respect of grants, exercises or vesting of equity based compensation.

6.13.                     FVCB Board of Directors.  FVCB agrees that, subject to the fiduciary duties of the board of directors and any applicable eligibility requirements set forth in FVCB’s articles of incorporation or bylaws, it shall nominate Morton A. Bender for election to the board of directors of FVCB by the shareholders of FVCB at the first annual meeting of shareholders held after the Closing, for an additional one year term extending until the second annual meeting of shareholders after the Closing and until his successor shall have been elected and qualified.

6.14.                     Disclosure. The Colombo Disclosure Schedule and the FVCB Disclosure Schedule called for by this Agreement shall be updated as of the Closing Date for comparative and information purposes. Disclosure of an item for the first time on such updated schedules shall not be considered in determining the truth or accuracy of any representation or warranty.

6.15.                     Additional Actions. If, at any time after the Effective Time, FVCB or FVCbank shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in FVCB or FVCbank its right, title or interest in, to or under any of the rights, properties or assets of Colombo, or (b) otherwise carry out the purposes of this Agreement, Colombo and its officers and directors shall be deemed to have granted to FVCB and FVCbank an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in FVCB or FVCbank or Colombo its right, title or interest in, to or under any of the rights, properties or assets of Colombo or (ii) otherwise carry out the purposes of this Agreement, and the officers and directors of FVCB or FVCbank or Colombo are authorized in the name of Colombo or otherwise to take any and all such action.

ARTICLE VII

CONDITIONS

7.1.                            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of each of the following conditions:

(a)                                 Colombo Shareholder Approval. The Merger, the Agreement and the Plan of Merger shall have been approved by the requisite vote of the shareholders of Colombo.

(b)                                 Regulatory Approvals. FVCB and FVCbank shall have received approval of the Merger contemplated by this Agreement from the Federal Reserve, the SCC, the SDAT and any other federal or state regulatory agencies whose approval is required for consummation of such transactions, and all notice and waiting periods after the granting of any such approval shall have expired.

(c)                                  Merger Registration Statement.  The Merger Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn. FVCB and FVCbank shall have received all necessary registrations, qualifications or approvals under the securities laws of any state in which holders of Colombo Common Stock shall reside, or there shall be available appropriate exemptions from such registration, qualification or approval.

(d)                                 No Injunction. No injunction, restraining order, stop order or other order or action of any federal or state court or agency in the United States which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby, shall be in effect, and no action, suit or other proceeding seeking such shall have been instituted or threatened, and no statute, rule or regulation shall have been enacted, issued or promulgated, by any state or federal government or government agency, which prohibits, restricts or makes illegal the consummation of the transactions contemplated hereby.

(e)                                  Litigation. At the Effective Time, there shall not be pending or to the knowledge of Colombo, FVCB or FVCbank, threatened against Colombo, FVCB or FVCbank or the officers, directors or employees thereof in their capacity as such, any suit, action or proceeding (including antitrust actions) which, if successful, would, in the reasonable judgment of FVCB and FVCbank, have a material adverse effect on the financial condition, operations, business or prospects of Colombo or the Successor Institution.

(f)                                   Capital Raise.  FVCB shall have received at least $10 million in gross proceeds from the sale of shares of FVCB Common Stock, or in its discretion borrowing transactions or the sale of FVCB preferred stock , pursuant to the Offering Materials.

7.2.                            Conditions to Obligation of FVCB and FVCbank to Effect the Merger. The obligation of each of FVCB and FVCbank to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a)                                 Representations and Warranties; Corporate Proceedings. Each representation and warranty of Colombo set forth in Article IV hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) as of the date of this Agreement and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and each of FVCB and FVCbank shall have received a certificate of the President of Colombo to that effect. All action required to have been taken by, or on the part of, Colombo to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and each of FVCB and FVCbank shall have received certified copies of the resolutions evidencing such authorizations.

(b)                                 Performance of Obligations. Colombo shall have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and each of FVCB and FVCbank shall have received a certificate of the President of Colombo to that effect.

(c)                                  Permits, Authorizations, Etc. Colombo shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by them for the lawful consummation of the Merger in accordance with applicable law and without violation of any Material Contract.

(d)                                 No Material Adverse Change. There shall not have been, since the date hereof, any material adverse change in the business, operation, assets, liabilities, financial condition or results of operations of Colombo.

(e)                                  Regulatory Approvals. FVCB and FVCbank shall have received approval of the Merger contemplated by this Agreement from the Federal Reserve, the SCC, the SDAT and any other federal or state regulatory agencies whose approval is required for consummation of such transaction, without the imposition of any condition or conditions that, in the good faith reasonable judgment of FVCbank, would have a material adverse effect on the value of the Merger to FVCB and FVCbank (excluding conditions that are ordinarily imposed in connection with transactions of the type contemplated by this Agreement), and all notice and waiting periods after the granting of any such approval shall have expired. Not in limitation of the foregoing, none of FVCB and FVCbank shall, as a condition to the approval or consummation of the Merger, be required to enter into, approve, adopt, agree, consent or subject itself to any order, decree, written agreement, memorandum of understanding, individual capital requirement, or similar arrangement with, or a commitment letter, supervisory letter or similar submission or application to, or extraordinary supervisory letter or action of any kind whatsoever, by or with any regulatory agency.

(f)                                   Support Agreement. Each of the Directors of Colombo shall have, concurrently with the execution of this Agreement, entered into a Support Agreement in substantially the form attached hereto as Exhibit B.

(g)                                  Tax Opinion. There shall have been delivered to FVCB and FVCbank an opinion of Miles & Stockbridge LLP, in form and substance reasonably acceptable to FVCB and FVCbank, dated as of the Closing Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such letter, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

(h)                                 Brokers and Finders Fees. Colombo shall have paid in full, at or prior to Closing, all amounts owing in respect of the payments contemplated in Section 4.29 hereof.

(i)                                     Third Party Consents and Agreements. Colombo shall have obtained all third party consents under any material agreement, contract, note, license, permit or other document by which Colombo is bound or to which any of its properties is subject required for the consummation of the transactions contemplated hereby, except such consents which, individually or in the aggregate do not result in a material adverse effect on the business, operations, assets, financial condition, assets or results of operations of Colombo. Colombo shall have obtained the consent of the landlord under each real property lease described in Section 4.10 of the Colombo Disclosure Schedule to the succession of FVCbank thereunder.

(j)                                    Loan Repurchases.  Except as hereinafter provided, Colombo shall not have been required to, or have agreed to buy back or repurchase any Colombo Sold Loan, or to make any payment in respect of any Colombo Sold Loan, or to reimburse, indemnify, or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, any person in respect of a Colombo Sold Loan. Any buyback or repurchase or other payment in respect of any Colombo Sold Loan, and any agreement to reimburse, indemnify, or hold harmless, or otherwise assume liability with respect to any loss, liability or expense incurred by, any person in respect of a Colombo Sold Loan, with respect to not more than five Colombo Sold Loans, or Colombo Sold Loans having an aggregate principal balance of not more than $1,500,000, shall not cause this condition to not be satisfied.  For purposes of clarity, it is understood that any Colombo Sold Loan which is put back or returned due to any compliance, RESPA or underwriting issues which are corrected on a timely basis by Colombo, and which permit Colombo to redeliver the loan to the purchaser or to sell the loan to another investor at no loss shall not be deemed a buyback or repurchase for purposes of this Agreement.

(k)                                 Dissenters. Holders of not more than 2.0% of the outstanding Colombo Common Stock shall have validly exercised and perfected their rights to appraisal under the Dissenters’ Rights Statues.

(l)                                     Nasdaq Listing.  FVCB shall have received approval for the listing of the FVCB Common Stock on Nasdaq.

7.3          Conditions to Obligation of Colombo to Effect the Merger. The obligation of Colombo to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

(a)                                 Representations and Warranties; Corporate Proceedings. Each representation and warranty of FVCB and FVCbank set forth in Article III hereof shall be true and correct in all material respects (except those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects ) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (other than those limited to a specified date, which shall speak only as to such date), and Colombo  shall have received a certificate of the Chief Executive Officer of each of FVCB and FVCbank to that effect. All corporate action required to have been taken by, or on the part of, FVCB or FVCbank to authorize the execution, delivery and performance of this Agreement and the Merger, respectively, shall have been duly and validly taken, and Colombo shall have received certified copies of the resolutions evidencing such authorizations.

(b)                                 Performance of Obligations. Each of FVCB and FVCbank shall have in all material respects performed all obligations required to be performed by it under this Agreement prior to the Effective Time, and Colombo  shall have received a certificate of the Chief Executive Officer of each of FVCB and FVCbank to that effect.

(c)                                  Permits, Authorizations, Etc. Each of FVCB and FVCbank shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required to be obtained by it for the lawful consummation of the Merger in accordance with applicable law.

(d)                                 No Material Adverse Change. There shall not have been, since the date hereof, any material adverse change in the business, operation, assets, liabilities, financial condition or results of operations of FVCB or FVCbank.

(e)                                  Tax Opinion. There shall have been delivered to Colombo an opinion of Silver, Freedman, Taff & Tiernan LLP, in form and substance reasonably acceptable to Colombo, dated as of the Closing Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such letter, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

(f)                                   Merger Consideration. FVCB shall have deposited with the Exchange Agent, or authorized and directed the Exchange Agent to issue, the Merger Consideration to be paid to holders of Colombo Common Stock in accordance with the provisions of Article II hereof.

(g)                                  Nasdaq Listing.  The shares of FVCB Common Stock to be issued to shareholders of Colombo as a portion of the Merger Consideration shall have been approved for listing on Nasdaq.

(h)                                 Board Appointments.  FVCB and FVCbank shall have taken all necessary actions, and received all necessary regulatory approvals, to appoint Morton A. Bender to the Board of Directors as of the Effective Time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1          Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a)                                 by mutual consent of all parties hereto;

(b)                                 by either FVCB or Colombo, at any time after February 28, 2019, if the Merger shall not theretofore have been consummated, unless: (i) the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth herein; or (ii) the date reflected in this Section 8.1(b) shall be extended in writing by all of the parties hereto, provided, however that if Colombo engages in communications in violation of Section 5.1(m) at any time after the date hereof, Colombo shall not be entitled to terminate this Agreement pursuant to provisions of Section 8.1(b);

(c)                                  (i) by Colombo, in the event of the material breach by FVCB or FVCbank of any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within 30 days of delivery of written notice of breach, or (ii) by FVCB, in the event of the material breach by Colombo of any representation, warranty, covenant or agreement contained herein if such breach has not been, or cannot be, cured within of 30 days of delivery of written notice of breach, provided that no cure period shall be available for a breach involving the provisions of Section 5.1(m);

(d)                                 by either Colombo or FVCbank if any governmental or regulatory approval required for consummation of the Merger and the transactions contemplated hereby shall have been denied by final, non-appealable order, or any such denial shall not have been appealed within the time available for such appeal;

(e)                                  by either Colombo or FVCB, in the event that any of the conditions precedent to the obligation of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in 8.1(b) of this Agreement, provided that the terminating party(ies) shall not be in material breach of a representation, warranty or covenant of this Agreement at the time of termination pursuant to this Section 8.1(e);

(f)                                   by either Colombo or FVCB, in the event that the Merger, the Agreement and the Plan of Merger are not approved by the requisite vote of the shareholders of Colombo at the Colombo Shareholder Meeting;

(g)                                  by either Colombo or FVCB, in accordance with the provisions of Section 6.11(b);  or

(h)                                 by FVCB or Colombo if the condition precedent in Section 7.1(f) to the parties’ obligation to consummate the Merger is not satisfied, or cannot be satisfied prior to the date set forth in Section 8.1(b).

8.2.                            Effect of Termination. (a) In the event of termination of this Agreement by either Colombo or FVCB as provided in Section 8.1 above or by FVCB and FVCbank as provided in Section 8.1(h) above, this Agreement shall forthwith become void and there shall be no liability on the part of any of Colombo, FVCB  or FVCbank or their respective officers or directors, except that: (i) the provisions of this Section 8.2, the provisions regarding the confidentiality and return or destruction of documents of Section 6.1, and the provisions of Section 6.5 shall survive any such termination and abandonment; and (ii) a termination pursuant to Section 8.1 shall not relieve the breaching party from liability or action being taken in law or in equity by the non breaching party for any fraud, for any willful misconduct or breach of a material provision of this Agreement giving rise to such termination.

(b)           Notwithstanding anything to the contrary contained herein, in the event of termination of this Agreement (i) automatically or by either Colombo or FVCB pursuant to Section 8.1(g); (ii) by either Colombo or FVCB pursuant to Section 8.1(f) if prior to such termination Colombo (1) violates Section 5.1(m) or (2) receives an Unsolicited Acquisition Proposal which shall have been publicly disclosed to shareholders of Colombo or of which shareholders of Colombo shall have been advised; (iii) by FVCB pursuant to Section 8.1(b), if prior to such termination Colombo (1) receives an Unsolicited Acquisition Proposal, which shall not have been rejected within three business days of receipt (or the Communications end Date if earlier); or (2) violated Section 5.1(m); (iv) by FVCB pursuant to Section 8.1(c), if prior to such termination (1) Colombo shall have willfully breached any representation, warranty, covenant or agreement contained herein and (2) Colombo shall have (A) prior to such breach received an Unsolicited Acquisition Proposal or (B) violated Section 5.1(m), then Colombo shall, within 3 business days of such termination pay to FVCB, by wire transfer of immediately available funds, the sum of $1,600,000.

(c)           Colombo agrees that they shall cause the acquiror in respect of any Acquisition Proposal to expressly assume the obligation of Colombo to make such payment to the extent such payment obligation has not been previously satisfied. Notwithstanding anything to the contrary contained herein, the obligations of Colombo to make such payments and to cause such assumption shall survive the termination of this Agreement and shall be binding upon Colombo and any successor or assign of Colombo, whether by merger, consolidation, share purchase or exchange, asset purchase, or otherwise.

(d)           FVCB, FVCbank and Colombo acknowledge that the business and assets of Colombo, and the combination of FVCbank and Colombo, are unique and that, if the parties fail to consummate the transactions contemplated by this Agreement, the parties may have no adequate remedy at law. FVCB, FVCbank and Colombo shall be entitled, in addition to the rights provided by this Section 8.2 and its other remedies at law, to specific performance of this Agreement if either Colombo, FVCB or FVCbank shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

(e)           In the event of termination of this Agreement by FVCB or  pursuant to Section 7.1(f), FVCB shall pay to Colombo, within 3 business days of such termination by wire transfer of immediately available funds, an amount equal to $600,000.

(f)            FVCB, FVCbank and Colombo acknowledge and agree that the agreements contained in Section 6.11(b), Section 8.2(b) and Section 8.2(e) are integral parts of the transactions contemplated by this Agreement, that without such agreements the parties would not have entered into this Agreement and that such amounts do not constitute a penalty. If FVCB or Colombo (or any successor thereto) fails to pay the other party (or any successor thereto) the amounts due under such sections within the time periods specified therein, such breaching party (and any successor thereto) shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by  the other party (or any successor thereto) in connection with any action in which the it prevails, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the maximum interest rate payable on judgments pursuant to applicable Virginia law, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

8.3.         Amendment. This Agreement may be amended by the parties hereto, by action taken by or on behalf of their respective Boards of Directors, at any time before or after approval of the Merger by the shareholders of Colombo; provided, however, that after such approvals no such amendment shall reduce the value of or change the form of the consideration to be delivered to each of Colombo’s shareholders as contemplated by the Agreement, unless such amendment is subject to the obtaining of the approval of the amendment by the shareholders of Colombo and such approval is obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement.

8.4.         Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

ARTICLE IX

GENERAL PROVISIONS

9.1          Investigation; Survival of Agreements. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein and each such representation and warranty shall survive such investigation. Except for those covenants and agreements expressly to be carried out after the Effective Time, the agreements, representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Effective Time.

9.2          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly received: (i) on the date given if delivered personally prior to 5:00 PM on a business day; (ii) on the date received if sent by commercial overnight delivery service; (iii) on the fifth calendar day after depositing in the mail, if mailed by United States registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice). Facsimile or email transmission of notices may be sent as courtesy or informational copies, but shall not constitute the giving of notice.

(a)           If to FVCB or FVCbank:

David W. Pijor, Chief Executive Officer

FVCBankcorp, Inc.

11325 Random Hills Road

Fairfax, VA  22030

Fax:  703-436-3825

E-mail: dpijor@fvcbank.com

Copy to:

Noel M. Gruber, Esq.

Buckley Sandler LLP

1250 24th Street, 7th Floor

Washington, DC 20037

Fax: (202) 349-8080

E-Mail: ngruber@buckleysandler.com

(b)           if to Colombo :

Gilbert F. Kennedy, III, President

Colombo Bank

1600 Gude Drive

Rockville, Maryland 20850

Fax: 240-248-2265

E-mail: gkennedy@colombobank.com

Copy to:

Beth A. Freedman, P.C.

Silver Freedman Taff & Tiernan, LLP

3299 K Street, NW

Washington, DC  20007

Fax:  202-337-5502

E-mail: Beth@sfttlaw.com

9.3          Material Adverse Change. The term “material adverse change” or “material adverse effect” or words of similar import, shall means, with respect to any party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, developments or occurrences, that (a) has had or would reasonably be expected to result in a material adverse effect on the financial condition, results of operations or business of such party and its subsidiaries taken as a whole, provided, however, that such terms shall not be deemed to include facts, circumstances, events, changes, effects, developments and/or occurrences arising out of, relating to or resulting from: (i) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities but only to the extent the effect on such person and its subsidiaries, taken as a whole, is not materially worse than the effect on similarly situated banks and their holding companies; (ii) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting principles generally applicable to banks but only to the extent the effect on such person and its subsidiaries, is not materially worse than the effect on similarly situated banks; (iii) changes in global, national or regional political or social conditions or general economic or market conditions (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the industries in which such party and its subsidiaries operate but only to the extent the effect on such person and its subsidiaries, is not materially worse than the effect on similarly situated banks, (iv) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price or trading volume of a party’s common stock, in and of itself, but not including any underlying causes thereof unless separately excluded hereunder, (v) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (vi) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions or omissions taken with the prior written consent of the other party hereto or expressly required by this Agreement, or (vii) reasonable expenses incurred by either party in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; or (b) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated hereby.

9.4          “Knowledge” and “Belief.” The term “knowledge” or “belief,” as used with respect to a party shall mean the actual knowledge of the executive officers and directors of such Party and that knowledge that any executive officer or director of the party would have obtained upon a reasonable examination of the books, records and accounts of such party.

9.5.         Severability. Except to the extent that application of this Section 9.5 hereof would have a material adverse effect on FVCB, FVCbank or Colombo, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.6.         Headings. The headings of the Articles and Sections of this Agreement are for convenience of reference only and shall not be deemed to be a part of this Agreement. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or ‘‘including’’ are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

9.7.         Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees in addition to any other remedy.

9.8.         Schedules and Exhibits. All schedules and exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement. The parties acknowledge and agree that the inclusion of an item in a Disclosure Schedule as an exception to a representation shall not be deemed an admission by a party that such item was required to be disclosed therein.

9.9.         Miscellaneous. This Agreement (including schedules, exhibits, documents and instruments referred to herein)

(a)           together with all disclosure letters, schedules, exhibits, documents and instruments attached hereto or required to be delivered herewith, or at or prior to Closing, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof;

(b)           is not intended to confer upon any person not a party hereto any rights or remedies hereunder, other than with respect to the provisions of Section 6.10 which shall inure to the benefit of the directors, officers and employees of Colombo referred to therein and their respective heirs and personal representatives, who are intended to be third-party beneficiaries thereof;

(c)           shall not be assigned by operation of law or otherwise;

(d)           shall be governed in all respects by the laws of the Commonwealth of Virginia without regard to the choice of laws provisions thereof; and

(e)           may be executed in two or more counterparts which together shall constitute a single agreement.

[Signatures appear on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first written above.

ATTEST: [SEAL]	FVCBANKCORP, INC.

/s/ Patricia A. Ferrick	By:	/s/ David W. Pijor
Name: Patricia A. Ferrick		David W. Pijor
Title: Secretary		Chairman and Chief Executive Officer

ATTEST: [SEAL]	FVCBANK

/s/ Patricia A. Ferrick	By:	/s/ David W. Pijor
Name: Patricia A. Ferrick		David W. Pijor
Title: Secretary		Chairman and Chief Executive Officer

ATTEST: [SEAL]	COLOMBO BANK

/s/Pamela G. Wilson	By:	/s/ Gilbert F. Kennedy III
Name: Pamela G. Wilson	Name: Gilbert F. Kennedy III
Title: Corporate Secretary	Title: President and Chief Executive Officer

Signature page to Merger Agreement

EXHIBIT A

Form of Plan of Merger

[Signature page to Plan of Merger]

PLAN OF MERGER

merging

COLOMBO BANK

a Maryland chartered commercial bank

with and into

FVCBANK

a Virginia chartered commercial bank

1.                                      Merger.  Colombo Bank (“Colombo”), a Maryland chartered commercial bank, shall upon the Effective Time (as defined in Section 2 below) be merged (the “Merger”) with and into  FVCbank (“FVCbank”), a commercial bank organized under the laws of the Commonwealth of Virginia, in accordance with the applicable provisions of the Virginia Stock Corporation Act (the “VSCA”) and Title 6.2 of the Code of Virginia, and the Agreement and Plan of Merger by and between FVCbankcorp, Inc., the sole shareholder of FVCbank, (“FVCB”), FVCbank and Colombo dated May 3, 2018 (the “Merger Agreement”).  As a result of the Merger, the separate corporate existence of Colombo shall cease and FVCbank shall continue as the surviving corporation (the “Successor Institution”) following the Merger. The corporate existence of FVCbank, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected and unimpaired by the Merger.

2.                                      Effective Time; Effects of the Merger.

a.                                      The Merger shall, in accordance with and subject to the provisions of the Merger Agreement become effective at the later of (i) the filing of Articles of Merger with the Virginia State Corporation Commission (the “SCC”) in accordance with the provisions of Section 13.1-720 of the Virginia Stock Corporation Act; (ii) the filing of the appropriate articles of merger with the Maryland State Department of Assessments and Taxation (“SDAT”); and (iii) the time set forth in such Articles of Merger; such time referred to herein as the “Effective Time.”

b.                                      At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the VSCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of Colombo shall cease and FVCbank as the Successor Institution shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of Colombo, and shall be subject to, and responsible for, all debts, liabilities and obligations of Colombo, all without further act or deed, in accordance with the applicable provisions of the VSCA.

c.                                       The Successor Institution shall continue to operate under the name “FVCbank.”

3.                                      Articles of Incorporation.  The Articles of Incorporation of FVCbank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Successor Institution, until the same shall thereafter be changed or amended in accordance with the provisions of the laws of the Commonwealth of Virginia.

4.                                      Bylaws.  The Bylaws of FVCbank in effect immediately prior to the Effective Time shall be the Bylaws of the Successor Institution, until the same shall thereafter be changed or amended in accordance with the provisions of the laws of the Commonwealth of Virginia.

5.                                      Board of Directors.  The Board of Directors of FVCbank serving immediately prior to the Effective Time, together with Morton A. Bender, shall serve as the Board of Directors of the Successor Institution until their successors are duly elected and qualified.

6.                                      Officers. The officers of FVCbank serving immediately prior to the Effective Time shall serve as the officers of FVCbank as the Successor Institution until their successors are duly appointed by the Board of Directors.

7.                                      Authorized Capital Stock of FVCbank.  The authorized capital stock of FVCbank, as the Successor Institution, shall be ten million (10,000,000) shares of common stock, $5.00 par value (“FVCbank Common Stock”) and one million (1,000,000) shares of preferred stock, $5.00 par value.

8.                                      Manner and Basis of Converting Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Colombo, FVCB, FVCbank, or any holder of any shares of capital stock of Colombo, FVCB or FVCbank:

(a)                                 Colombo Common Stock. Each share of common stock, $0.01 par value per share, of Colombo (“Colombo Common Stock”) (excluding shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity) or by FVCB or FVCbank (other than in a fiduciary capacity) and Dissenting Shares (as hereinafter defined)), shall automatically, and without further action, be converted into, cancelled, and exchangeable for the right to receive a combination of: (i) the number of shares, rounded to six decimal places (the “Conversion Ratio”), of FVCB common stock $0.01 par value per share (the “FVCB Common Stock”), determined by dividing $0.043492 by the average of the closing price per share of FVCB Common Stock for the five trading days ending on and including the second trading day immediately prior to the Closing Date (the “Price Determination Period”) as reported on the OTCQX market, or if the FVCB Common Stock is listed for trading on the Nasdaq Stock Market LLC (“Nasdaq”) on Nasdaq (the “Average Closing Price”) (the “Stock Consideration”), and (ii) cash in an amount equal to $0.053157 per share of Colombo Common Stock (the “Cash Consideration”); provided, however, that any beneficial owner of Colombo Common Stock that would be entitled to receive fewer than 100 shares of FVCB Common Stock (“Odd Lot Holders”), shall, subject to the procedures hereinafter provided, be entitled to elect to receive only cash in exchange for such beneficial owner’s Colombo Common Stock, in an amount equal to $0.096649 per share of Colombo Common Stock (the All Cash Consideration”). The Stock Consideration, the Cash Consideration and the All Cash Consideration, together with cash in lieu of fractional shares as provided in Section 2.1(b), are referred to herein collectively as the “Merger Consideration.”

(b)                                 No Fractional Shares. No fractional shares of FVCbank Common Stock will be issued in connection with the exchange contemplated by the Merger, and holders of Colombo Common Stock entitled to fractional shares shall be paid cash in lieu of such fractional shares, without interest, based on the Average Closing Price, with any fraction of a cent being rounded to the nearest cent (with one-half cent being rounded upward).

(c)                                  Adjustment for Changes in FVCB Common Stock. The Conversion Ratio shall be proportionately adjusted in the event that the FVCB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares of FVCB Common Stock or any securities through a reorganization, reclassification, stock dividend, stock split, combination or subdivision or other like changes of the FVCB Common Stock the record date for which is after the date hereof but prior to the Effective Time. For the sake of clarity, no adjustment pursuant to this section shall be made as a result of any issuance for consideration approved by the Board of Directors of FVCB of shares of FVCB Common Stock, or the issuance of shares under any FVCB Stock Plan (as hereinafter defined).

(d)                                 Colombo Common Stock Held by Parties. All shares of Colombo Common Stock held by Colombo (other than in a fiduciary capacity), or by FVCB or FVCbank (other than in a fiduciary capacity), shall be cancelled and shall not be converted as provided in Section 8(a). Any such shares held by Colombo shall not be considered outstanding.

(e)                                  FVCB Common Stock.  Each share of FVCB Common Stock outstanding immediately prior to the Effective Time shall be unchanged, and shall continue to represent an issued and outstanding share of FVCB Common Stock.

9.                                      Election, Exchange Procedures.

(a)                                 FVCB shall appoint its transfer agent or, with the written consent of Colombo, which shall not be unreasonably withheld, another agent independent of and unaffiliated with FVCbank or Colombo. as exchange agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Colombo Common Stock for the Merger Consideration, and to receive elections, if any, by Odd Lot Holders to receive All Cash Consideration. At or prior to the Effective Time, FVCB shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Colombo Common Stock, for exchange in accordance with this Section 9, or shall duly authorize and direct issuance by the Exchange Agent of: (i) certificates representing the shares of FVCB Common Stock, or evidences of uncertificated shares of FVCB Common Stock, that constitute the Stock Consideration; and (ii) an amount of cash necessary to satisfy the Cash Consideration, the All Cash Consideration and cash in lieu portion of the Merger Consideration.

(b)                                 As promptly as practicable, but in no event less more than 7 business days, after the mailing of the Proxy Statement, FVCB shall cause the Exchange Agent to send an election form (the Election Form”), in such form as FVCB and Colombo may agree, to each beneficial owner of Colombo Common Stock.  The Election Form shall provide each such shareholder the opportunity to elect to receive the All Cash Consideration in the event that they are an Odd Lot Holder. Odd Lot Holders who make no election by the date of the Colombo Shareholder Meeting shall be deemed to have rejected the opportunity to elect the All Cash Consideration. Elections by holders of Colombo Common Stock who shall be determined not be Odd Lot Holders based upon the Conversion Ratio shall be of no force or effect.

(c)                                  As promptly as practicable, but in no event more than 7 business days, after the Effective Time, FVCB shall cause the Exchange Agent to send to each holder of record of Colombo Common Stock immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates to the Exchange Agent) for use in the exchange of such shares of Colombo Common Stock for the Merger Consideration. As promptly as possible after receipt of the letter of transmittal, each former shareholder of Colombo shall surrender his or her certificates to the Exchange Agent; provided, that if any former shareholder of Colombo shall be unable to surrender his or her Colombo Common Stock certificates due to loss or mutilation thereof, he or she may make a constructive surrender by following the procedures customarily followed in the replacement of lost or mutilated certificates, including the posting of appropriate bond. Upon actual or constructive surrender of Colombo Common Stock certificates from a former Colombo shareholder, the Exchange Agent shall issue such shareholder, in exchange therefore, one or more certificates representing the number of whole shares of FVCB Common Stock into which such holder’s shares of Colombo Common Stock have been converted, or at the election of FVCB, a statement reflecting the issuance of uncertificated shares, together with a check in the amount of the Cash Consideration or All Cash Consideration and any cash in lieu of fractional shares of FVCB Common Stock. In the event of a dispute with respect to ownership of stock represented by any certificate, FVCB and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(d)                                 FVCB shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal.

(e)                                  All Colombo Common Stock certificates must be surrendered to the Exchange Agent within six months of the Effective Time. Any former shareholder of Colombo that shall not have properly surrendered his or her certificates within such period, shall thereafter look only to FVCB for the Merger Consideration deliverable in respect of such holders shares of Colombo Common Stock such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed on or before the day prior to the date on which such cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto. the shares of FVCB Common Stock that would otherwise have been issued to such shareholder may, at the option of FVCB, be sold and the net proceeds of such sale, together with the amount of cash into which any of such holder’s shares of Colombo Common Stock have been converted plus any cash in respect of fractional shares and any previously accrued dividends, shall be held by FVCB for such shareholder’s benefit in a non-interest bearing deposit account at FVCB or another depository institution, the deposits of which are insured by the Federal Deposit Insurance Corporation (the “FDIC”), chosen by FVCB in its discretion, and the sole right of such shareholder shall be the right to receive any certificates for FVCB Common Stock which have not been so sold, and to collect cash in such account, without interest. Subject to all applicable laws of escheat, such amounts shall be paid to such former shareholder of Colombo, without interest, upon proper surrender of his or her Common Stock certificates.

(f)                                   FVCB (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Colombo Common Stock such amounts as FVCB or the Exchange Agent are required to deduct and withhold under applicable law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Colombo Common Stock in respect of which such deduction and withholding was made by FVCB or the Exchange Agent.

(g)                                  All dollar amounts payable to any shareholder as a result of the payment of cash in lieu of fractional shares pursuant to Section 8(b) will be rounded to the nearest cent (with one-half cent being rounded upward), based on the aggregate amount payable for all shares registered in such shareholder’s name.

(h)                                 Following the Effective Time, certificates which formerly represented shares of Colombo Common Stock shall be deemed for all purposes to represent the number of whole shares of FVCB Common Stock into which they have been converted, except that until exchanged in accordance with the provisions of this Section 9, the holders of such shares shall not be entitled to receive dividends or other distributions or payments in respect of FVCB Common Stock.

(i)                                     Notwithstanding anything to the contrary contained in this Agreement, each share of Colombo Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a holder who (i) shall have voted such shares against the Merger, and (ii) pursuant to Maryland Code Annotated, Fin. Inst. Section 3-718 et seq. (the “Dissenters’ Rights Statutes”), duly and validly exercises and perfects his, her or its appraisal rights with respect to such shares of Colombo Common Stock (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from FVCB of the appraised value of the Dissenting Shares in accordance with the provisions of the Dissenters’ Rights Statutes. If any such holder shall have failed to duly and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Colombo Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement. Colombo will provide FVCB and FVCbank (a) prompt notice of any written demands received by Colombo for appraisal of shares of Colombo Common Stock, attempted withdrawals of such demands and any other instruments served on and received by Colombo pursuant to Dissenters’ Rights Statutes, and (b) the opportunity to participate in and direct all negotiations and proceedings with respect to any demands for appraisal under Dissenters’ Rights Statutes. The Colombo shall not, except with the prior written consent of FVCB and FVCbank, make any payment with respect to any demands for appraisal, settle or offer to settle any such demands, or approve any withdrawal of any such demands.

10.                               Banking Operations of the Successor Institution.

(a)                                 At the Effective Time, deposit accounts of Colombo shall be converted into deposit accounts at FVCbank as the Successor Institution having, as of the Effective Time, the same deposit balances.

(b)                                 FVCbank, as the Successor Institution, shall have its principal banking office at 11325 Random Hills Road, Fairfax, VA  22030

11.                               Amendment.  Subject to the terms of the Merger Agreement, this Plan of Merger may be amended by the Boards of Directors of FVCbank and Colombo at any time prior to the Effective Time.

12.                               Automatic Termination.  In the event that the Merger Agreement is terminated and the merger of Colombo with and into FVCbank contemplated thereby is terminated, abandoned or otherwise cancelled, then this Plan of Merger shall be withdrawn and terminated; provided, however, that any such termination of this Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

13.                               Abandonment.  At any time prior to the Effective Time, the Merger may be abandoned, subject to regulatory approval and to the terms of the Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of FVCbank and Colombo.  Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

14.                               Conditions Precedent.  The respective obligations of each party under this Plan of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VII of the Merger Agreement.

15.                               Successors.  This Plan of Merger shall be binding on the successors of FVCbank and Colombo.

IN WITNESS WHEREOF, each of FVCbank and Colombo have caused this Plan of Merger to be executed by their duly authorized officers and their corporate seals to be hereunto affixed as of the 3rd day of May, 2018.

FVCBANK

Attest:

By:
Name: Patricia A. Ferrick	David W. Pijor
Secretary	Chairman and Chief Executive Officer

COLOMBO BANK
Attest:

By:
Name: Pamela G. Wilson	Name: Gilbert F. Kennedy III
Title: Corporate Secretary	Title: President and Chief Executive Officer Name

[Signature page to Plan of Merger]

EXHIBIT B

Form of Support Agreement

[Included as Exhibit 99.1]